SCHEDULE “J”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INFORMATION CONCERNING PARAGON AFTER THE ARRANGEMENT

NOTICE TO READER	1
COMPANY PROFILE	2
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
DESCRIPTION OF THE BUSINESS OF PARAGON	3
DESCRIPTION OF MINERAL PROPERTIES	3
PRINCIPAL PROPERTIES	4
OTHER PROPERTIES	21
FUNDS AVAILABLE	41
SELECTED CONSOLIDATED FINANCIAL INFORMATION	44
DESCRIPTION OF SECURITIES	44
CAPITALIZATION	44
CONSOLIDATED CAPITALIZATION	46
OPTIONS TO PURCHASE SECURITIES	46
PRIOR SALES	47
ESCROWED SECURITIES	47
PRINCIPAL SHAREHOLDERS	47
DIRECTORS AND OFFICERS OF PARAGON	48
EXECUTIVE COMPENSATION	51
PROPOSED EXECUTIVE COMPENSATION	52
PROPOSED PARAGON STOCK OPTION PLAN	52
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF PARAGON	55
LISTING APPLICATION	55
RISK FACTORS	55
PROMOTERS	55
LEGAL PROCEEDINGS	55
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
AUDITOR, REGISTRAR AND TRANSFER AGENT	55
MATERIAL CONTRACTS	56
OTHER MATERIAL FACTS	57

NOTICE TO READER

The following is a summary of the business of Paragon after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this schedule and in the Circular. Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Circular.

COMPANY PROFILE

Paragon was incorporated in order to take part in the Arrangement. Paragon has applied to be listed on the TSX-V, however, there are no assurances as to if, or when, Paragon will be listed on the TSX-V, if ever. Pursuant to the Arrangement, Paragon will acquire certain assets previously owned by Rubicon which consisted of gold and base metal exploration properties in Newfoundland and Labrador. See “The Arrangement”. The focus of Paragon will be the acquisition and advancement of its principal gold exploration properties in Newfoundland and Labrador and other exploration properties in Newfoundland and Labrador.

CORPORATE STRUCTURE

Name and Incorporation

Paragon was incorporated as “Paragon Minerals Corporation” under the CBCA on July 4, 2006. Paragon’s head office and principal business address is Suite 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7.

Intercorporate Relationships

Paragon has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

On September 30, 2003, Rubicon graduated to the TSX. In September, 2004, the Rubicon Common Shares began trading on AMEX.

On November 21, 2005, Rubicon announced that the Board of Directors of Rubicon had approved a corporate reorganization in order to maximize shareholder value. The reorganization would result in each of the three major asset groups, currently owned by Rubicon, forming the basis of its own clearly focused public company.

As part of the reorganization of Rubicon, Rubicon would transfer to Paragon the exploration properties in the Province of Newfoundland and Labrador and the Territory of Nunavut (the “Newfoundland Assets”), in exchange for shares that would be distributed to the Shareholders in accordance with the terms of the Arrangement.

Trends

Paragon will be a mineral exploration company. Accordingly, Paragon’s financial success will be dependent upon the extent to which is can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Paragon has no mineral reserves and to date has not produced revenues. The sales value of any mineralization that may be discovered by Paragon is largely dependent on factors beyond Paragon’s control, such as the market value of the metals produced. See “Risk Factors” and Schedule “M” - Risk Factors.

Paragon proposes to carry out the Phase I and II exploration programs discussed in this Schedule “J”. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Description of Mineral Properties - Principal Properties, and Schedule “N” - Risk Factors”. The implementation of any Phase II exploration program is independent of the results of the Phase I exploration programs but will depend on the availability of sufficient exploration funds. In addition, Paragon intends to seek and acquire additional properties worthy of exploration and development.

Prior to the completion of the Arrangement and the proposed listing of the Paragon Common Shares on the TSX-V, Paragon proposes to carry out an offering of additional securities by way of a non-brokered private placement of special warrants, to raise gross proceeds of a minimum of $3,000,000 and a maximum of $3,700,000. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Funds Available - Private Placement Financing”.

Other than disclosed herein, Paragon is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on Paragon’s business, financial condition, or results of operations as at the date of the Circular.

DESCRIPTION OF THE BUSINESS OF PARAGON

Business Objectives

Paragon’s primary objective upon completion of the Arrangement is to carry out the exploration programs recommended in the “Technical Report for the JBP Linear property, Gander and Gander River Areas, NTS 2D/15 & 2E/02, Newfoundland and Labrador” dated December 9, 2005 and prepared in accordance with NI 43-101 by Larry Pilgrim, a Registered Professional Geologist and Independent Qualified Person (the “JBP Linear Report”) and the “Technical Report for the Golden Promise Property, Badger and Grand Falls Map Sheets, NTS 12A16 & 2D/13, Newfoundland and Labrador” dated January 6, 2006 and prepared in accordance with NI 43-101 by Larry Pilgrim (the “Golden Promise Report”) with respect to the Newfoundland Assets. See Schedule “J”, “Information Concerning Paragon after the Arrangements - Principal Properties - JBP Linear Property and Golden Promise Property”, respectively. If the results of the initial phases of exploration prove to be encouraging, Paragon will require additional capital prior to embarking on additional exploration work. The additional capital may come from future financings or through joint ventures or option agreements with one or more third parties. There can be no assurance that Paragon will be able to raise such additional capital if and when required. See “Risk Factors”, Schedule “J”, “Information Concerning Paragon After the Arrangement - Risk Factors and Schedule “N” - Risk Factors.

On May 1, 2006, the Golden Promise Property was optioned to Crosshair Exploration & Mining Corporation (“Crosshair Exploration”), whereby Crosshair Exploration can earn a 60% interest in the property. See Schedule “J”, “Information Concerning Paragon after the Arrangements - Principal Properties - Golden Promise Property”

Competitive Conditions

The precious metal minerals exploration industry and mining business is a competitive business. Paragon will be competing with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mining properties. The ability of Paragon to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

DESCRIPTION OF MINERAL PROPERTIES

The principal and other properties of Paragon are defined into five distinct trends (or gold belts) and as base metal properties. The properties are briefly summarized below and further described in the following sections (see Principal Properties and Other properties).

Glenwood - Botwood Trend Properties, Newfoundland
1. JBP Linear property (Principal property) - 100% interest
2. Glenwood property - 100% interest
3. Jonathans Pond property - 100% interest
4. Wings Point property - 100% interest
5. Golden Bullet property - option to earn 100% interest
6. Appleton property - option to earn 100% interest
7. Bowater property - option to earn 100% interest

8. Linear Property - option to earn 100% interest
9. Mt. Peyton Linear property - 100% interest
10. TCH property - 100% interest
11. Huxter Lane property -100% interest, optioned to Meridian Gold Company (“Meridian”) for up to  70% interest

Golden Promise Trend Properties, Newfoundland
1. Golden Promise property (Principal property) - 100% interest, optioned to Crosshair Exploration to earn 60% interest
2. South Golden Promise property - 100% interest, optioned to Crosshair Exploration for 60% interest
3. Barren Lake property - 100% interest; optioned to Crosshair Exploration for 60% interest
4. Victoria Lake property - 100% interest; optioned to Crosshair Exploration for 60% interest
5. Victoria Lake 10188M property - option to earn 100% interest optioned to Crosshair Exploration for 60% interest

New World Trend Properties, Newfoundland
1. New World property -100% interest

Star Track Trend Properties, Newfoundland
1. Star Track property -option to earn 100% interest

Avalon Trend Properties, Newfoundland
1. Bergs property -100% interest

Base Metal Properties, Newfoundland
1. Seal Bay property - Rubicon 51% - Falconbridge Limited 49% joint venture (not formalized)
2. West Cleary property - Rubicon 51% - Falconbridge Limited 49% joint venture (not formalized)
3. Pt. Leamington Mining Lease - NSR interest (TLC Ventures has a 100% earned interest)
4. Harpoon property - option to earn 100% interest
5. Lake Douglas East and West properties -option to earn 100% interest

Maritec Property, Baie Verte, Newfoundland
1. Maritec property- 100% interest

Incognita Property, Baffin Island, Nunavut
1. Incognita property - 100% interest

PRINCIPAL PROPERTIES

JBP Linear Property

Introduction and Terms of Reference

The following information concerning the JBP Linear property is summarized from the JBP Linear Report.

Property Description and Agreements

The JBP Linear property is located 15 kilometres west of Gander, Newfoundland, and is covered by NTS mapsheet 2D/15 and 2E/02. Access to the property is excellent with the Trans-Canada Highway crossing through the southern portion of the property. Well-maintained logging roads from the highway provide good access to various points on the property.

The JBP Linear property consists of 6 mineral licences (426 claims) covering a total area of 10,850 hectares. In April 2006, Rubicon increased the size of the JBP Linear property by regrouping existing licenses. Regrouped licences 12071M and 12073M include former mineral licences that are subject to the JBP property agreement as outlined below.

Licence	Claims	Area (ha)	Comments
6821M	2	50	Lush Property Agreement
7179M	8	200	B Property Agreement
9713M	30	750	Lush Property Agreement (former mineral license 6812)
12071M	144	5,700	Includes former mineral license 8613M and 10965M
12073M	147	1,775
10966M	95	2,375	Includes former mineral licenses 8344M, 8415M and 8572M
	426	10,850

Five of the six mineral licenses are subject to property option agreements from local prospectors and two mineral licenses were map staked by Rubicon. With the exception of the Lush property (1 payment remaining), Rubicon has a 100% interest into the optioned and staked properties. The three property option agreements covering the optioned properties are registered with the Government of Newfoundland and Labrador and summarized below.

JBP Linear Property - B Property Agreement - The B Property Agreement is an option agreement with local prospectors Gary Lewis, Cyril Reid and Paul Chafe and consists of five non-contiguous mineral licenses in the Glenwood-Gander area. One licence (7179M and associated area of influence) is included in the JBP Linear property group. Under the B Property Agreement, the mineral license(s) are subject to cash and share option payments over a 3 year period and a sliding-scale NSR relative to the price of gold payable to the vendors as follows: <US $300/oz = 2.0% NSR; >US $300-400 = 2.5% NSR; and >US$400 = 3.0% NSR. Rubicon has completed its option payments obligations and has earned a 100% interest in the mining and mineral rights to the five mineral licenses under the B Property Agreement. Rubicon must begin making advance royalty payments of $10,000 per year on December 23, 2006.

JBP Linear Property- Lush Property Agreement - The Lush Property Agreement is an option agreement with local prospector Tom Lush and consists of 3 non-contiguous mineral licenses in the Glenwood-Gander area. Two mineral licences (6821M and 9713M) are included in the JBP Linear property group. Rubicon can earn a 100% interest in the Lush property by making cash payments over 3 years ($15,000 remaining). The property is subject to a 2% NSR payable to the vendor of which Rubicon can purchase 1% for $1 million and Rubicon holds a right of first refusal on the remaining 1% NSR.

JBP Linear Property- JBP Property Agreement - The JBP property was optioned from prospectors Allan Keats, Kevin Keats and Peter Dimmell. The four optioned licenses have been regrouped into two mineral licenses 10966M and 12071M. Under the agreement Rubicon has earned a 100% interest in the optioned mineral licenses. The licenses are subject to a 2.5% NSR payable to the vendor of which Rubicon can purchase 1.5% for $5.5 million. Rubicon may purchase 0.5% portions of the remaining NSR for $500,000 each. Rubicon holds a right of first refusal on the remaining 1% NSR.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is excellent with the Trans-Canada Highway crossing through the southern portion of the property. A forestry trunk road from the highway provides access to various points on the property. The climate is typical for an Atlantic province, with pleasant summers, cool wet springs and autumns, and snowy, often windy winters. The town of Gander, the main service and transportation centre for central Newfoundland, is a modern community with all the amenities for a population of approximately 9,600 (2001 census). Rubicon maintains a field office and warehouse facility in Gander. Hydroelectricity is available from the provincial grid that cuts through the southern portion of the property.

Topography in the area is dominated by fairly broad, northeast trending ridges with intervening lower ground often occupied by linear bogs, brooks, and some larger ponds (H Pond Brook, Joe Batt’s Pond, H Pond). Maximum elevation is close to 125 metres above sea level.

History

The Gander area experienced extensive gold exploration activity during the mid 1980’s and early 1990’s on several properties northeast and immediately west of the JBP Linear property, resulting in the discovery of several gold prospects (Knob, Bullet, Westfield, Linear). Despite this activity, little detailed work was conducted on the area now comprising the current JBP Linear property.

From 1987-1989 Noranda Exploration Company, Limited (“Noranda”) conducted reconnaissance soil and till sampling at 500 metre intervals along three widely spaced lines (2.2 to 2.8 km) running diagonally across the H Pond-Pocket Pond area. Numerous highly anomalous gold values (up to 975 ppb gold) were obtained in the H Pond area, along the H Pond Brook and east of H Pond. No follow up work is recorded.

In 1990, Gander River Minerals carried out geological reconnaissance on the Joe Batt’s Brook property that includes the northern part of former JBP Linear licence 8613M. Geochemical sampling included 12 rock samples, 147 soil samples, 30 stream silt samples and 18 panned stream silt sample. One anomalous soil area and an anomalous stream silt area (up to 1020 ppb gold) were identified. No bedrock source was found.

Between 1999 and 2000, Larry and Roland Quinlan staked two mineral licences that include the area of former JBP Linear licence 8415M and the northern part of former licence 8344M. The Quinlan’s report documents prospecting and sampling by Noranda that reported high grade float (54 g/t and 55 g/t gold), plus some quartz veins in outcrop that assayed 6 g/t gold. Noranda apparently carried out geophysical (magnetic/VLF) surveys and soil geochemical work that identified a small number of soil anomalies. Information on this work is currently not available. In 1999, the Quinlan’s collected 24 rock samples and 9 soil samples. Twenty-two of the rock samples were angular quartz float of which 8 samples assayed greater 1 g/t gold and one quartz float sample with heavy arsenopyrite mineralization returned 20.5 g/t gold. Two soil samples northeast of the mineralized float returned 487 and 1489 ppb gold.

In 2001, Rubicon began acquiring the JBP Linear property by optioning mineral licenses from local prospectors and map-staking selected ground. Exploration work completed by Rubicon is summarized in this report.

Regional Geology

The JBP Linear property is located within the exploits subzone near the Eastern edge of the Dunnage zone. Rocks of the Dunnage zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. Evolution of the Dunnage is divided into three phases including a pre-accretionary phase, syn-accretionary phase and post-accretionary phase. The initial Cambrian to Mid-Ordovician pre-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (or initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny) and the exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus Ocean during the Late Ordovician-Early Silurian corresponds to a period of sedimentation in fault bound basins. Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluvial sedimentary and terrestrial volcanic rocks. Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism. Subsequent faulting (possibly Alleghenian Carboniferous age) produced shallow pull-apart basins in which continental and shallow water sediments were deposited.

Williams et al. coined the term Indian Islands Belt to include four major units between the Dog Bay Line and the Gander River Ultrabasic Belt (“GRUB”) Line. Ophiolitic volcanic and sedimentary rocks of the Gander River Complex, the Davidsville group, the Hamilton Sound group, and the Indian Islands group represent the major units of the Indian Island Belt. The JBP Linear property is underlain by the Davidsville group rocks, which are interpreted to conformably overlie the Gander River complex.

Property Geology - Stratigraphy, Structure and Alteration

The property area is underlain by sedimentary rocks of the Davidsville group, and consists of a monotonous sequence of north-northeast trending grey to black slate and siltstone with minor red slate and sandstone units. The sedimentary rocks metamorphosed to lower greenschist facies and are variably folded and faulted. The finer grained thinner bedded sediments usually display a strong, penetrative cleavage.

Geological mapping by Rubicon indicates that the strong penetrative cleavage (“S1”) overprints bedding (“S0”) within the sedimentary rocks. The S1 cleavage is a consistent axial planar structure on the steep east limb of a large anticline (“F1”), whose axis is located farther to the west of the H Pond mineralization. Variably plunging S0/S1 intersection lineations reflect the doubly plunging nature of the regional F1 folding with the average plunge of the F1 folds being 38o towards 028o.

Graded bedding from coarse- to fine-grained siltstone indicates that most of the beds are upright, although, locally bedding is overturned by the steep forelimb of the F1 fold system. The S1 cleavage is often strongly refracted and is also deformed by a weak kinking of the layers (“F2”). The scale of F2 kink folds varies from centimetre to metre wavelengths. Typically, the larger scale F2 folds are proximal to significant, late faults that crosscut fabrics of the F1 fold system. F2 folds have near vertical northwest striking axial surfaces with average plunges of 56o towards 349o.

Quartz veins crosscut the S1 foliation and are folded by the F1 fold system. This relationship is interpreted to indicate that development of quartz vein systems is a late syn-tectonic structural feature. Textures in the more deformed veins are heavily modified, but vugs with drusy quartz crystals and remnants of quartz crystals formed perpendicular to the vein margin suggest that these veins formed as extensional veins. The presence of folded extensional veins and lesser deformed veins is interpreted to indicate that the development of tension vein arrays were a common occurrence during the late stages of the F1 fold systems and are possibly points of initiation of the brittle fault systems controlling the distribution of mineralized veins.

Sericite and iron carbonate alteration of the fine-grained sediments is widespread, and most intensely developed within 10’s of metres to the main auriferous quartz veined zones. The iron carbonate occurs as pinprick to 3 mm granules peppered throughout the sediments with the coarser carbonate spots associated with well mineralized quartz veining. Associated with this alteration is finely disseminated to coarse granular pyrite and arsenopyrite porphyroblasts (up to 3 cm), which often propagate along bedding planes. Chlorite is developed in late fractures and veinlets with weak pervasive to fracture-controlled calcite found in local chloritic nodules. Minor gypsum or dickite veinlets and fracture coatings are present.

Deposit Types

The current exploration model is a turbidite hosted, mesothermal gold type deposit similar to the Bendigo-Ballarat goldfield deposits of central Victoria, Australia. The Bendigo-Ballarat gold deposits are found in a similar aged orogenic belt (Lachlan Fold Belt) made up of predominately quartz-rich turbidites of sandstone, slate, and siltstone. The sedimentary rocks are tightly folded and variably faulted and is interpreted to strongly controlled the location of the mineralization. Key features and exploration guides for these deposit types include:

1) Veins occur in “fields”, hosted by short strike-extent faults (<1 km) in areas of 1 kilometre by 8 to 12 kilometres and parallel the structural grain.

2) Veins are hosted by large antiformal culminations.

3) The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale cap rock.

4) Gold occurs chiefly as free, coarse native gold.

5) Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins.

6) “Ore” chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins.

7) White mica (sericite), quartz, carbonate, sulphides (pyrite, arsenopyrite, and pyrrhotite) and occasional albite characterize wallrock alteration envelopes.

8) Visible alteration extends 10 metres from the auriferous veins.

According to Dominy et al. these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an Inferred Mineral Resource category can be estimated from surface drilling alone.

Mineralization

Significant gold-bearing quartz veins have been discovered at three main sites on the property, specifically the H Pond prospect, Pocket Ponds prospect, and Lachlan prospect.

H-Pond Prospect

The H Pond prospect is located along the trace of H Pond Brook in close proximity to the H-Pond Brook quartz boulder train. Twenty-three diamond drill holes (4,009 metres) at 50-metres spacing have successfully tested the mineralized quartz veins over a strike length of 450 metres and to a depth of 250 metres. Initial interpretation indicates a “main” sub-vertical multiple quartz veined zone linked to a shallower dipping “western spur”, and flanked by a sub-parallel “eastern reef” zone.

The host to the quartz veining is a folded, variably altered, fine- to very fine-grained mudstone/shale with slightly grittier siltstone sections. Cutting these deformed and altered sediments are numerous, up to 16 metres wide quartz veined zones (average 5 metres) consisting of 10 to 90% (average 25%) weakly vuggy, often stylolitic, locally inclusion-rich, quartz-iron carbonate veins from <1 to 190 cm thick. Approximately 50% of the veined zones contain individual veins greater than 20 cm thick, while 7% have veins more than 100 cm thick. The zones with the thicker veins also contain the majority of the higher gold grades. The veins have several orientations though the majority trend northeast (040°) with a wide spectrum of dips from flat to vertical. Many of the veins appear folded.

Much of the quartz veining is enveloped in a 50 to 75 metres wide, steep northwest dipping package of dark grey, strong sericite-iron carbonate speckled alteration, flanked on the western (hangingwall) side by strong to intense creamy-yellow sericite alteration with iron carbonate granules peppered throughout. Locally these granules are rimmed or totally replaced by chlorite.

Accompanying the veining is finely disseminated and coarse granular pyrite and arsenopyrite porphyroblasts (up to 3 cm), which often propagate along bedding planes. The porphyroblasts are locally zoned, with pyrite overgrowths around cores of arsenopyrite, and often have quartz filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulphide contents reach a maximum of 15 to 20% marginal to the veins though rarely is there >1 to 2% combined in the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc, along with honey yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and visible gold. The iron carbonate usually occurs along the vein margins. The visible gold also was found near the vein margins or just in the adjacent wallrock.

Pocket Ponds Prospect

The Pocket Ponds prospect is located under and to the west of East Pocket Pond, approximately 2.5 kilometres southwest of the H Pond prospect. Three diamond drill holes (639 metres) and two trenches have been completed on the Pocket Pond prospect. Two significant quartz veined zones, including one with visible gold, have been traced over approximately 50 metres by coring and trenching. The steep west-dipping (60° to 70°), sub parallel quartz veined zones are approximately 8 to 16 metres wide, are comprised of 10 to 35% vein material, and are about 200 metres apart. The easternmost veined zone was traced 150 metres below surface.

Lachlan Prospect

The Lachlan prospect is exposed in a series of trenches approximately 400 metres south of the Trans Canada Highway. Detailed mapping and channel sampling by Rubicon in 2004 and 2005 has outlined two sub-parallel, steep dipping, northeast striking, 2 to 10 metre wide, 40+ metre long multiple quartz veined zones carrying significant gold values of up to 8.5 g/t gold over 0.5 metres. Individual veins vary in width from 5 to 80 centimetres. Alteration of the folded, fine-grained metasedimentary host rocks consists of iron carbonate spotting and sericite; similar to the other prospects described above.

Exploration

Since 2002, Rubicon has completed extensive prospecting, geological mapping, soil sampling, trenching, airborne and ground geophysical surveys and diamond drilling on the JBP Linear property. This has included 4,947.5 metres of diamond drilling in 28 holes, 603 line kilometres of airborne magnetic and electromagnetic surveys, 8.4 kilometres of induced polarization (IP) geophysical survey, 9.3 kilometres of linecutting, excavated 15 trenches, collected 5,346 B-Horizon soil or humus samples, 7 lake sediment samples, 854 grab/float rock samples, 172 channel samples. Property reports by Moore and MacVeigh (2004a, 2004b, and 2005) cover exploration work by Rubicon since 2002. This work is summarized below.

Prospecting and Rock Sampling

In June 2002, Rubicon prospectors Suley and Al Keats discovered visible gold in quartz float along the shore of Gander Lake, as well as panning gold at the Gander Lakeshore showing and near the current Lachlan prospect. During the summer of 2003, Rubicon’s prospecting crew of Sandy Stares and Rick Crocker located abundant quartz float over a 3 kilometre trend between H Pond and Pocket Ponds, including a major, 800 metres long, quartz boulder train exposed along H Pond Brook. One sample of quartz vein float from along the brook assayed 159 g/t gold, while 19 of 53 samples averaged better than 3 g/t gold. Visible gold was reported from seven of these samples. The abundance, size, and angularity of the quartz float suggested a very local bedrock source.

Trenching carried out in January 2004 exposed a mineralized quartz vein system at Pocket Ponds. Grab samples returned up to 22.6 g/t gold. Subsequent diamond drilling by Rubicon in August and September 2004 discovered the H Pond prospect along H Pond Brook and the Pocket Ponds prospect near East Pocket Pond. Continued prospecting by Rubicon personnel has encountered several mineralized quartz boulder trains and quartz veins in bedrock, notably at Pocket Ponds prospect, Lachlan prospect, and the “Blondie-Marilyn” area.

Since work began in 2002, approximately 584 float and bedrock samples have been submitted for gold and geochemical analysis. Additionally, another 172 channel samples were obtained from trenches at the Lachlan prospect.

Soil Sampling

A total of 5,346 B-horizon soil and humus samples have been collected on the JBP Linear Property since 2003. The field sampling protocol specified the collection of the B-horizon, and if that was not possible, then a humus sample was collected. The sampling was initially undertaken in areas of anomalous gold bearing quartz boulders at a sample spacing of 25 metres and line spacing of 100 to 200 metres as part of an orientation survey. Positive results prompted the expansion of the program whereby sample coverage now encompasses a 2 to 2.5 kilometre wide corridor from Gander Lake on the south to 1.5 kilometres north of H Pond on the north; a distance of 14 kilometre at a line spacing of 100 to 400 metres.

Northeast to north-northeast trending gold soil anomalies of up to 541 ppb gold have been outlined on the property. Approximately 7% of the samples analyzed returned anomalous gold. Arsenic values in the soils typically show a poor correlation with individual elevated gold values, but higher arsenic analyses do generally occur within the broader zones of elevated gold. Many of the elevated gold values occur in areas of gold-bearing quartz float which suggests the float is locally derived.

Trenching

Fifteen trenches were excavated during 2004 in three areas of the property where quartz float trains or bedrock quartz veining were located. The three areas are: 1) Pocket Ponds prospect; 2) Lachlan prospect; and 3) “Blondie-Marilyn” Area.

At Pocket Ponds prospect, five trenches in three areas were completed. Rubicon’s first trench on the JBP Linear Property was excavated along the shoulder of a new woods road, approximately 2 kilometres north of the Trans-Canada Highway. Grab samples returned a high of 22.6 g/t gold while very limited channel sampling assayed 1.5 g/t gold across 0.6 metres. Four more trenches examined areas immediately to the west of East Pocket Pond where auriferous quartz float and/or gold-in-soil anomalies were outlined. However, bedrock was only reached in two. A north-northeast striking, 10 to 50 cm wide, arsenopyrite-bearing quartz vein system was intermittently exposed in two trenches with individual grab samples assaying as high as 25.5 g/t gold, including six samples with greater than 5 g/t gold, and eleven greater than 1 g/t gold.

Five trenches were excavated at the Lachlan prospect located approximately 400 metres south of the Trans-Canada Highway. One trench uncovered a quartz-veined zone that was initially discovered by prospecting (up to 15.8 g/t gold in grabs). Subsequent mapping outlined a north-northeast trending, 10 metres wide and 45 metres long zone comprised of several 10 to 80 cm wide quartz and quartz-ankerite veins. The veins are hosted by variably altered, foliated, and folded fine-grained metasediments and generally trend parallel to the foliation. Sulphide content of the veins rarely exceeds 5% and consists primarily of arsenopyrite with lesser amounts of pyrite and chalcopyrite. Alteration of the host sediments consists of iron carbonate spotting, sericite, and porphyroblastic pyrite; which all intensify towards the veining. The best channel sample from this veined zone returned 0.96 g/t gold over 1.0 metre.

A second, sub-parallel quartz veined zone at Lachlan was exposed in another trench located 75 metres to the east-northeast. Here, two narrow, 2 to 10 cm wide, arsenopyrite-bearing quartz veins are traceable for approximately 40 metres along a north-northeasterly strike. Two of the better channel samples across the zone returned 6.8 g/t gold and 8.5 g/t gold, both across 0.5 metres.

The third trenched area (“Blondie-Marilyn” Area) included five individual trenches located approximately 500 metres southeast of the H Pond prospect. The trenching was following up on two quartz float trains discovered by prospecting and several multi-station gold-in-soil anomalies. Minor bedrock was encountered in only two of the trenches and no quartz veining was found.

Airborne Geophysical Survey

Fugro Airborne Surveys of Mississauga Ontario completed a DIGHEMV-DSP airborne geophysical survey over a portion of the JBP Liner Property between June 18 and June 24, 2003. A total of 1,671 line kilometres were flown as part of a helicopter-supported, multi-frequency electromagnetic and horizontal gradient magnetic survey utilizing east-west oriented lines spaced at 75 metres intervals. Of this total, 603 kilometres are on the JBP portion of the block.

Results reveal a series of north-northeast and northeast striking structures/breaks as resistivity lows which segment domains of contrasting magnetic susceptibility and resistivity roughly coincident with what has been mapped as being underlain by Davidsville Group sediments. East of this, an area of higher magnetic relief is defined that appears to correspond with the portion of the area mapped as being underlain by rocks of the GRUB. The magnetic data also detect a series of north-northeast and northwest-striking linear magnetic features extending over distances of 2 to 10 kilometres that may in part correlate with small, fine to medium grained, intrusive gabbroic bodies interpreted to be Siluro-Devonian in age and probably related to the Mount Peyton batholith to the south. Based on crosscutting relationships defined by the magnetic data it appears that the dyke swarms are of two ages: an older northeast striking set and a younger northwest striking set. Neither set of dykes appears to cross cut the Mount Peyton plutonic suite suggesting correlation with the Mount Peyton batholith is possible. Diamond drilling at the H Pond Prospect has intersected a narrow, strongly magnetic ultramafic dyke that correlates directly with one of the northwest trending magnetic highs.

Diamond Drilling

A total of 4947.5 metres of diamond drilling in 28 holes have been completed at the JBP Linear Property since August 2004. The drilling has focussed on the H Pond and Pocket Ponds Prospects plus some nearby float and soil anomalies. It was carried out in two campaigns: August to September 2004 and January to March 2005. Petro Drilling of Springdale, NL carried out the work using a Boyles Brothers 37 drill rig equipped to drill NQ sized core. Drill samples from the program were sent to Eastern Analytical Labs in Springdale, Newfoundland for gold analysis while the other half was returned to the core tray and stored in metal racks set up at the logging facility. Gold analyses were carried out using a combination of metallic screening and 30-gram (1 A.T.) fire assay techniques. Quality control was monitored by inserting a blank at regular intervals (every 20th sample) and by analyzing two different known standards with each sample batch. After the gold analyses were complete, the remaining pulps were shipped to ALS Chemex Labs in Vancouver, BC for 27-element multi-acid digestion ICP analysis as well as some check assaying for gold.

2004 Drilling

A diamond drill program comprising 1395.5 metres in 8 holes was completed on the JBP Linear Property between August 7th and September 3rd, 2004. Six of the holes (HP-04-01 to HP-04-06) tested the H Pond Prospect (1045.3 metres) while the remaining two holes (HP-04-07, HP-04-08) were collared at the Pocket Ponds prospect (350.2 metres). The program was successful in identifying gold-bearing quartz vein systems beneath H Pond Brook and under East Pocket Pond.

Significant intersections from the H Pond prospect include 8.08 g/t gold over 1.1 metre and 12.39 g/t gold over 0.5 metre, both within a broader interval of 0.75 g/t gold over 44.45 metres from HP-04-01; 2.25 g/t gold over 4.8 metre from HP-04-02; 11.70 g/t gold over 3.4 metre, including 124.5 g/t gold over 0.3 metre from HP-04-03; and 8.73 g/t gold over 2.1 metre including 15.69 g/t gold and 17.85 g/t gold over 0.5 metre and 0.4 metre respectively from HP-04-04. Drillhole HP-04-07 intersected 6.63 g/t gold over 1.7 metres including 25.25 g/t gold over 0.4 metres at the Pocket Ponds prospect.

2005 Drilling

A diamond drill program comprising 3552 metres in 20 holes was completed on the JBP Linear Property between January 13th and March 19th, 2005. This diamond drill program evaluated the H Pond and Pocket Ponds prospects discovered by diamond drilling in 2004 as well as testing two areas with coincident gold-in-soil ± quartz float + weak IP chargeability anomalies to the east and west of H Pond Brook. Seventeen of the holes tested the H Pond prospect (HP-05-09 to HP-05-23 inclusive, HP-05-25, HP-05-26: 2964.3 metres) while one hole each was collared 350 metres west of H Pond Brook (HP-05-24: 154.2 metres) and 300 metres east of the brook (HP-05-27: 145.1 metres) respectively. The final hole of the winter campaign was collared near East Pocket Pond (HP-05-28: 288.3 metres), 2.6 kilometres along strike to the southwest of the H Pond prospect.

Some of the better intersections from the H Pond prospect are 9.79 g/t gold over 1.15 metres including 14.40 g/t gold over 0.5 metres (HP-05-15), 6.91 g/t gold over 1.85 metres including 31.75 g/t gold over 0.35 metres (HP-05-11), and 9.02 g/t gold over 0.8 metres including 15.02 g/t gold over 0.4 metres (HP-05-09). At East Pocket Pond, the best values returned from HP-05-28 are 5.37 g/t gold over 1.55 metres including 13.99 g/t gold over 0.4 metres.

The H Pond prospect is defined over a 450-metre strike length and vertical depth of almost 250 metres. The prospect is open in all directions, most notably to the northeast. Visible gold has been observed along 400 metres of its length in 12 of 20 holes specifically drilled into the prospect. Preliminary interpretation indicates a steep west dipping, northeasterly striking multiple quartz veined “Main Zone”, linked to a shallower dipping “Western Spur”, and flanked by a sub-parallel “Eastern Reef” zone. Although data is limited, a shallow southeasterly plunge of higher-grade mineralization is suggested.

At the Pocket Ponds prospect, two 8 to 16 metre wide, pyrite-arsenopyrite bearing quartz veined zones, comprised of 10 to 35% vein material, were cored in HP-05-28. One zone contained the first occurrence of visible gold at this prospect. Both zones can be traced a minimum of 50 metres along strike, while the best mineralized zone from HP-04-07 (25.23 g/t Au across 0.4 metres) was also extended 100 metres down dip to 150 metres below surface.

Although only weakly auriferous (1.04 g/t gold over 0.30 metres), a quartz vein system with similar alteration characteristics as the above prospects was intersected in HP-05-27, 500 metres to the southeast of the H Pond Prospect (“Blondie-Marilyn” area). Because the single drill hole collared into quartz veining, the overall width and gold tenor of the zone have yet to be established.

Drilling to the west of H Pond Brook (HP-05-24) intersected minor quartz veining within weakly altered rocks with sparse sulphide and gold mineralization.

Recommendations

Based on the encouraging results of exploration conducted to date, a two-phase program on the JBP Linear Property is envisaged. The Phase 1 program, consisting of 1350 metres of diamond drilling and continued trenching at Pocket Ponds is recommended for 2006. The projected budgeted cost of this program is $200,000. The recommended Phase 2 program comprises diamond drilling (2000 metres) and trenching at the H Pond Prospect, and diamond drilling (up to 1500 metres) of several new prospects discovered through ongoing prospecting and geochemical surveys. Anticipated costs are estimated to be $500,000.

The Phase 1 exploration program is recommended to consist of continued evaluation of the Pocket Ponds prospect by diamond drilling and trenching and some follow-up drilling in the “Blondie-Marilyn” area. The two existing trenches near drill hole HP-05-28 at Pocket Ponds should be expanded to fully expose a robust gold-bearing quartz veined zone, especially on higher ground to the south-southwest. The resulting exposure should be mapped and channel sampled as only grab samples have been collected to date. Continued diamond drilling (9 holes, 850 metres) is recommended to delineate this exposed Pocket Ponds zone at 50 metre step outs over a 200 metre strike length. An additional two holes (350 metres) are warranted to test a coincident quartz float/Au-As soil anomaly roughly 200 metres to the north. One hole totalling 150 metres should be drilled in the “Blondie-Marilyn” area, grid west of HP-05-27 to fully assess the altered, weakly auriferous quartz veined zone into which HP-05-27 collared.

The Phase 2 program is recommended to comprise continued evaluation of the H Pond prospect where both infill and step out drilling along with trenching is required to further assess the continuity and extent of the gold mineralization. A minimum of 14 holes, totalling 2000 metres is necessary to intersect the known zones at 50 metres centres to approximately 100 metres below surface. The proximity of the surface projection of the H Pond prospect to H Pond Brook and its boggy flood plain limits trenching possibilities. However, one area that would be amenable to excavation is located on higher ground between L13500N and L13600N around 9950E. Continued ground exploration work on the JBP Linear Property (prospecting, mapping, soil sampling) will dictate where additional drilling and/or trenching are required. Based on the multiple gold discoveries made to date, at least 1500 metres of drilling, in addition to the 2000 metres already allocated for the H Pond prospect, is envisaged. One target already defined is a strong Au-As soil anomaly located 500 metres to the southwest of the H Pond Prospect. A budget of $500,000 is necessary to complete all the components of the Phase 2 campaign.

Phase 1 Budget
Diamond Drilling (1350m)	$108,000
Trenching (10 days)	$15,000
Assays	$25,000
Wages (incl. drilling/trenching)	$24,000
Vehicles (Trucks/ATV/gas etc)	$4,000
Field Office/Core Shack & Supplies	$2,500
Accommodation/Food etc.	$3,000
Contingences (10%)	$18,500
Total	$200,000

Phase 2 Budget
Diamond Drilling (3500 metres)	$280,000
Trenching (15 days)	$22,500
Assays	$60,000
Wages (incl. drilling/trenching/mapping etc)	$65,000
Vehicles (Trucks/ATV/gas etc)	$12,500
Field Office/Core Shack & Supplies	$6,000
Accommodation/Food etc.	$9,000
Contingences (10%)	$45,000
Total	$500,000

References

Dominy, S.C., Johansen, G.F., Cuffley, B.W., Platten, I.A., and Annels, A.E. (2000): Estimation and Reporting of Mineral Resources for Coarse Gold-bearing Veins; Exploration and Mining Geology, Volume 9, No. 1, pp.13-42, (“Doming, et al.”)

MacVeigh, J.G. (2004a): Assessment Report on Soil Sampling on Part of JBP (Joe Batt’s Pond Linear) Property, Licence 8572M (2nd Year), NTS 2D/15, Newfoundland and Labrabor, 9p. (“MacVeigh(2004a)”)

MacVeigh, J.G. (2004b): Assessment Report on Soil Sampling on Part of Glenwood Break Property (Joe Batt’s Linear Project Area), Licence 8607M (2nd Year), NTS 2D/15, 2E/02, Newfoundland and Labrador, 9p. (“MacVeigh(2004b)”)

MacVeigh, J.G. (2005): Report on Prospecting, Rock Sampling, Soil Sampling, Trenching, Linecutting, and IP Survey on part of the Glenwood Break Property, Licences 6821M (6th Year), 8344M (3rd Year), 8415M (3rd Year), 8572M (3rd Year), 8607M, 8613M, 8616M, 8617M, & 9684M (2nd Year), NTS 2E/02 & 2D/15, Newfoundland, 16p. (“MacVeigh(2005)”)

Moore, P.J. (2003): Report on Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break Property; Licences 6821M, 6823M, 7182M, 8414M, 8473M, 8572M, 8687M, 8607M, 8613M, 8614M, 8615M, 8616M, 8617M, & 9684M, 8 p. (“Moore”)

Williams, H., Currie, K. L., and Piasecki, M.A.J. (1993): The Dog Bay Line: A major Silurian tectonic boundary in northeastern Newfoundland. Canadian Journal of Earth Sciences, Volume 30, p. 2481-2494, (“Williams et al”)

Golden Promise Property

Introduction and Terms of Reference

The following information concerning the Golden Promise property has been summarized from the technical report entitled “NI 43-101F1 Technical Report for the Golden Promise property, Badger and Grand Falls Map Sheets, NTS 12A16 & 2D/13, Newfoundland and Labrador” dated January 6, 2006 and prepared in accordance with National Instrument 43-101 by Larry Pilgrim, a Registered Professional Geologist and Independent Qualified Person.

Property Description and Agreements

The property consists of 10 mineral licenses (1,424 claims) covering an area of 35,600 ha. The size of the property has changed since the writing of the NI 43-101 report dated January 6, 2006 with two mineral licences (11016M and 11018M) allowed to lapse and the Goldstream option (8897M) returned to the property vendor. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon. A total of 198 claims are subject to underlying option agreements.

Licence Claims Area (ha) Comments
8904M  6 150  Otter Brook Property Agreement
8947M  22 550
11033M  256 6400  Includes parts of former licenses 8859M, 8864M and 8868M
11034M  217 5425  Includes parts of former licences 8859M and 8868M
11017M  112 2800
11028M  256 6400  Includes parts of former licences 8864M and 8868M
11029M  256 6400  Includes parts of former licences 8859M, 8864M and 8868M.
11057M  42 1050
11062M  147 3675
11347M  110 2750
8897M  0 0  Goldstream Agreement terminated
11016M  0 0  Licence lapsed (157 claims, 3925 ha)
11018M  0 0  Licence lapsed (55 claims, 1375 ha)
1,424 35,600

Golden Promise - Mercer Option - A portion of the property immediately surrounding the Jaclyn Zone (192 claims; 4,800 ha) is subject to an option agreement with Mr. Bill Mercer with payments totalling $230,000 of which $155,000 has been paid and 100,000 Rubicon Common Shares which has all been issued. There is an underlying 2% NSR to Mr. Mercer of which Rubicon can purchase 1% NSR for $1 million at any time. Annual advance royalty payments of $20,000 are due to the vendor beginning in June 2007. The property was regrouped in May 2005 and licences of the Golden Promise agreement with Mr. Mercer (8859M, 8864M and 8868M) now form parts of licences 11028M, 11029M, 11033M and 11034M as outlined above.

Otter Brook Option - The Otter Brook (OB) Property is a single mineral license (8904M) of 6 claims covering an area of 150 hectares. The OB property is under option from prospector Stephen Courtney and Newfoundland and Labrador Minerals Ltd. whereby Rubicon can earn a 100% interest by making cash payments totalling $35,000 over 3 years. A 2% NSR is payable to the vendors of which 1% NSR can be purchased by Rubicon for $1 million.

On May 1, 2006, the Golden Promise Property was optioned to Crosshair Exploration. Under the terms of the agreement, Crosshair Exploration must spend $4.0 million over four years, including $750,000 firm in the first year, make share payment payments totalling 80,000 common shares in the Capital of Crosshair Exploration including 20,000 common shares firm in the first year and make underlying property payments, to earn a 60% interest in the project. See Schedule “J”, “Information concerning Paragon after the Arrangement - Material Contracts”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located immediately west of the town of Grand Falls-Windsor and encompasses the town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13. Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property. Northeast trending topographic features, which consist of low, northeast trending ridges and valleys, parallel the many ponds and rivers occurring on the property. Glacial features on the property suggest a dominant episode of north-eastward ice flow as exemplified by striations with an average orientation of 58º, although locally striations vary from 30o/210o to 90o/270o throughout the property, indicative of various ice flow events.

History

Few mineral exploration companies targeted the Badger area prior to Rubicon initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property. Although the area of Golden Promise diamond drilling has periodically been staked prior to 2002, there is no record of any prior gold focused ground exploration in the area surrounding the Jaclyn Zone, however limited ground work has been completed over portions of the property including the Tom Joe Option and the Three Angle Pond Area.

In the spring of 2002, local prospector Mr. William Mercer collected samples from quartz float exposed following a major forest fire that swept through the area in 1999. One composite sample from approximately ten boulders assayed 30 g/t Au. Based on this occurrence, Rubicon optioned the property from Mr. Mercer in May 2002.

Regional Geology

The property is located within the Exploits subzone near the western edge of the Dunnage Zone. Rocks of the Dunnage Zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. Evolution of the Dunnage is divided into pre to syn-accretionary and post-accretionary phases. The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny) and the Exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins. Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks. Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism. Subsequent, possibly Alleghenian, Carboniferous faulting produced shallow pull-apart basins in which continental and shallow water sediments were deposited. The Dunnage Zone is divided into the Notre Dame and Exploits subzones, separated by the Red Indian Line. The line is an extensive fault system interpreted to separate rocks originating from opposing sides of the Iapetus Ocean that were not linked until the late Llanvirn to early Llandeilo.

Kean et al. divide the Badger map area (NTS 12A/16) into numerous lithostratigraphic units, many of which have been further separated on the basis of lithology. These units range in age from Middle Ordovician and older to Devonian, and comprise sedimentary, extrusive and intrusive rock types. Rocks of the Victoria Lake Supergroup are stratigraphically overlain by a regionally extensive sequence of Carodocian black shale which separates rocks of the Victoria Lake Supergroup to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north. The Badger Group sediments are comprised of a flyschoid sequence of argillite, greywacke and conglomerate that ranges in age from Middle Ordovician to Early Silurian age.

Property Geology - Stratigraphy, Structure and Alteration

The property is mapped as being underlain by Badger Group sediments located north of, and presumably up sequence of a conformable contact with Carodocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake Supergroup. Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (50º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast. Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone. The Siluro-Devonian Skull Hill Intrusive Complex and Hodges Hill granite batholith intrude the property to the north and north-northeast, respectively.

The Victoria Lake, Caradoc and Badger stratigraphy has been deformed about tight to isoclinal, upright, northeast plunging folds. F1 folds appear to be cut by the 411±6 Ma Hodges Hill granite stock in the north. This supports a late Taconic to early Salinic age (445-411 Ma) for the earliest deformation (“D1”), related to the juxtaposition of the Exploits Subzone with Laurentian overlap rocks, across the Red Indian Line. Quartz veins and major fault zones throughout the area trend northeast and are related to deformation during formation of F1 folds. The F1 folds are cut by brittle fault zones that strike NE (045o) sub-parallel to the axial trace of the F1 folds (070o and 110o to 120o). The 070o orientation is correlative to that which hosts the Jaclyn Zone vein system. These structures likely developed due to late-stage brittle accommodation following “locking-up” of tightly appressed F1 folds. These structures tend to be multiply reactivated over time and regionally have been shown to act as conduits for mineralized fluids and mafic to felsic intrusives. Narrow (50 to 100 metre) and continuous, magnetic mafic and felsic dykes occupy structures oriented in similar (120o and 070o and 045o) ways as the brittle fault zones discussed above. These are most obvious in the northern part of the property and share a similar distribution to the brittle structures. At the Jaclyn Zone, a mafic dyke pervades the same structure (070o) as the gold bearing vein.

Alteration on the Golden Promise property associated with the veining generally extends to 10 to 15 metres either side of the zone, but varies somewhat from rock type to rock type. The most pronounced alteration is developed in fine-grained mudstone where light green 1 to 10 mm clots, splotches, and bladed textured entities of silica-sericite-carbonate often coalesce into massive alteration sections. Locally, a yellowy green, more pervasive looking, sericite-iron carbonate alteration has developed. Superimposed on both above types of alteration, and most strongly developed immediately adjacent to the main vein, is a granular, black, carbonaceous, fracture-controlled “spider-web” to patchy textured, locally bedding replacement alteration. Scattered grains of mostly arsenopyrite with lesser pyrite and pyrrhotite, occur within the altered zones, but are most abundant immediately adjacent to the main vein. Some hairline pyrite fractures develop within 1 metre of the vein margin. A carbonatized, buff coloured, 0.5 to 1.2 metre thick steeply dipping, though laterally restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

Deposit Types

Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia. These deposit types are characterized by the following geologic elements as described by Johansen (2001):

1) Veins occur in “fields”, hosted by short strike-extent faults (<1 km) in areas of 1 km by 8 to 12 km and parallel the structural grain.

2) Veins are hosted by large antiformal culminations.

3) The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale caprock.

4) Gold occurs chiefly as free, coarse native gold.

5) Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins.

6) “Ore” chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins.

7) White mica, quartz, carbonate, sulphides (pyrite, arsenopyrite and pyrrhotite) and occasional albite characterize wallrock alteration envelopes.

8) Visible alteration extends approximately 10 metres from the auriferous veins.

According to Dominy et al. these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an “Inferred Resource” category can be estimated from surface drilling alone.

Mineralization

The gold-bearing quartz veins at Golden Promise are milky white to grey in colour, comb-textured to locally vuggy, often stylolitic to banded, and inclusion rich. Visible gold distribution within a vein is generally restricted to 10-20 cm thick zones, often close to vein margins. Gold occurs as: i) specks (0.1 mm) to coarser 3 mm flakes along short fractures oriented perpendicular to the vein margin (comb quartz crystal boundaries); ii) along stylolitic seams with fine-grained arsenopyrite; iii) as scattered specks along rusty fractures parallel to the vein boundary; and, iv) and less commonly as isolated grains in massive quartz.

Accessory minerals include calcite, chlorite, sericite, iron carbonate, arsenopyrite, pyrite, galena, sphalerite, and chalcopyrite. Wall rock inclusions locally contain abundant arsenopyrite with lesser pyrite. Hosting the veins are predominantly very fine grained, weakly to well bedded mudstone/greywacke intercalated with more granular arkosic greywacke, and massive arkoses with mudstone clasts to 2 cm. Very well preserved sedimentary structures such as load casts, flame structures, scours, and graded bedding suggest an upright facing, relatively shallow north northeast dipping sequence. Alteration associated with the veining extends for several metres to 15 metres either side of the zone, but varies somewhat according to rock type. The most pronounced alteration is developed in fine-grained mudstone where light-green 1 to 10 mm spots and fracture alteration consisting of silica-sericite-carbonate locally coalesce into massive alteration sections. A thick (up to 1.2 metres) steeply dipping mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

Known gold zones on the Golden Promise property include the Jaclyn, Jaclyn South and Jaclyn North zones, the Christopher Zone and the Shawn’s Shot Occurrence.

Jaclyn, Jaclyn South and Jaclyn North Zones

The Jaclyn Zone is sub-vertical (80 to 85°) dipping mainly steeply to the southeast though to the east it dips steeply to the northwest, while its strike varies from 070° to 090° (true). The Jaclyn Zone vein system attains an estimated true thickness of close to 4 metres, with individual veins up to 2.7 metres thick. The Jaclyn Zone is currently defined, by drilling, over a strike length of 375 metres and to a vertical depth of 192 metres.

The Jaclyn South Zone comprises three quartz vein zones, as follows:

• The first with a thickness of 3.4 metres with no arsenopyrite or visible gold noted within the vein with only minor (1%) pyrite and few (5%) wall rock inclusions;
• The second vein is 30 cm quartz vein is laminated and contains up to 2% arsenopyrite and 1% pyrite and at least 25 specks of visible gold.
• A third, 40 cm wide quartz vein is milky white in colour, brecciated and contains trace arsenopyrite. No visible gold was noted.

The Jaclyn South Zone is indicated at surface by abundant quartz vein float that contains occasional visible gold and arsenopyrite. The lateral extent of the Jaclyn South Zone is uncertain, as it has only been tested with 2 diamond drill holes spaced 100 metres apart. The Jaclyn South Zone is not exposed at surface. Core axis angles of quartz veins in diamond drill core along with the trend of the quartz boulder train that overlies the Jaclyn South Zone, indicate that the vein Zone has a likely strike of 070o and dips south east at ~80o, a similar orientation as the Jaclyn Zone.

The Jaclyn North Zone comprises three sub-parallel (strike 070° with north-westerly dips of 55° to 60°) mineralized quartz vein zones, as follows:
• Zone one is a 35 cm thick (15 cm estimated true thickness) laminated quartz vein containing 1 to 2% arsenopyrite and pyrite, trace chalcopyrite, galena and sphalerite. 20 grains of visible gold were noted within the vein;
• Zone two is a single narrow (2 cm) quartz vein containing 4 specks of visible gold;
• Zone three is a 2.8 metre thick (1 metre estimated true thickness) quartz vein. The vein contains significant arsenopyrite (2 to 3%) and pyrite (1%) with a minimum of 9 specks of visible gold.

The Jaclyn North Zone is indicated at surface by abundant quartz vein float that contains occasional visible gold and arsenopyrite. The lateral extents of the Jaclyn North Zone are uncertain as it has only been tested with one diamond drill hole and is not exposed at surface.

Christopher Zone

The Christopher Zone is a 2-metre wide composite vein zone with a main central quartz vein measuring 0.4 to 1.8 metres wide. The exposed vein zone has a known strike length of 35 metres and has been intersected by diamond drilling at a vertical depth of 28 metres. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. Arsenopyrite (trace to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to, stylolitic laminae. Visible gold has been noted at surface in one place at the Christopher Zone and assays up to 3.8 g/t Au have been obtained from grab samples. The quartz veining exposed at the Christopher Zone, and the quartz float train aligned with the Jaclyn Zone both exhibit textures similar to the Jaclyn Zone, and thus, dramatically increases the possible extent of mineralization within the Jaclyn Area.

Shawn’s Shot Occurrence

Gold-bearing quartz veins in bedrock also exist at Shawn’s Shot (7 km west-southwest of Jaclyn) where a 35 cm quartz vein assayed 100.5 g/t gold. The vein outcrops along the bank of the Exploits River and is exposed over a strike length of 2 metres before proceeding beneath the river. The vein strikes SE (120o) and dips sub-vertically.

Exploration

Exploration since June 2002 on the Golden Promise property comprises a total of 5,736.31 metres of diamond drilling in 46 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, collection of 5,624 B-horizon soil samples, 226 MMI (Mobile Metal Ion) soil samples over the Jaclyn West area and the Shawn’s Shot and Branden gold occurrences, 2,334 rock float, grab and channel samples and regional (1:50,000 scale) and detailed geological mapping (1:500 scale). The majority of the work, including 30 diamond drill holes has focused on the Jaclyn Zone, however regional exploration work has identified at least 6 areas of significant gold mineralization. Drilling programs during August 2002, Fall 2003 and Spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador Government’s Junior Company Exploration Assistance Program (JCEAP).

Prospecting

Since June 2002, a total of 2,334 rock samples have been collected from the Golden Promise property. Since that time prospecting has been completed over most of the easily accessible areas, particularly roads and trails that are amenable to truck or ATV travel. At its peak, up to five teams of two prospectors and/or geologists completed geological mapping and ground follow-up prospecting of airborne structures and anomalous lake, soil, and rock samples. An extensive network of logging roads provided access to the majority of the property by truck and ATV, while power lines and rivers were traversed on foot. Key target areas were 045o, 070o, 110o trending structures such as faults and magnetic dykes visible on the airborne geophysical maps, as these orientations are also known gold-bearing structures at the Jaclyn Zone and the Shawn’s Shot occurrence. Also a priority was follow-up prospecting of existing anomalous soil and rock samples. Overall prospecting has defined the highest potential for gold mineralization to exist within and stratigraphically beneath the trace of the Caradocian black shale with very little indication of economic grades of gold mineralization within the Badger Group stratigraphy. This is not exclusive however as well mineralized float has been discovered in areas underlain by Badger Group rocks.

Soil Sampling

Since June 2002, a total of 5,624 B-horizon and humus soil samples have been collected from the Golden Promise property. Soil sampling focused on the Jaclyn Area, Jaclyn West Area and the Justin’s Hope gold occurrence (~2,500 samples). A small soil grid (167 samples) is located over the Branden Occurrence. Other soil grids were completed on a reconnaissance basis and were designed to follow up on favourable stratigraphic and structural environments as outlined by the airborne geophysical survey and regional geological mapping; that is areas of folded (generally regional to local scale anticlinal closures) Victoria Lake Group sedimentary rocks with overlying Caradocian shale sequences. In general, areas of known mineralized bedrock or float were covered with soil samples at a line spacing of 100 to 200 metres and a sample spacing of 25 metres. Areas of reconnaissance soil sampling had soil sample lines spaced at 200 to 400 metres with line spacing at 25 metres.

Airborne Geophysical Survey

From October 21 to November 19, 2003 a total of 8,250 line kilometres of high resolution, helicopter-borne electromagnetic/magnetic surveys were completed on the Golden Promise property. The airborne survey covered the entire Golden Promise property following the trace of the Caradocian shale horizon throughout the property. The survey (traverse) flight lines were generally flown in a north-south orientation.

Total field magnetic data along with three frequencies of electromagnetic data (900Hz, 7,200Hz and 56,000Hz) were collected during the survey. All frequencies of resistivity and magnetic data show strong contrast in the underlying lithologies and reveal regional and local-scale folded and faulted stratigraphy, both potentially of critical significance for formation of gold bearing quartz veins. Abrupt transitions from high resistivity to low resistivity units marks the transition from siliciclastic rocks of the Victoria Lake and Badger siliciclastic metasediments to the Carodocian shale marker unit.

Trenching

Since July 2002, a total of 21 trenches have been excavated over targets on the Golden Promise property. The majority of the trenches have targeted exposing mineralized quartz vein systems within the Jaclyn Area, with additional trenches testing mineralized quartz vein float or anomalous B-horizon soils at the Jaclyn West Area (including the Christopher Zone), the Justin’s Hope Gold Occurrence, and the Branden Float Occurrence. Trenching overall has proven a cost effective means of testing for underlying mineralized quartz vein systems in an area of extensive, but generally thin, overburden cover. Trenching has been successful in exposing the Jaclyn Vein Zone at surface in one location as well the Christopher Zone.

Diamond Drilling

Since August 2002, Rubicon has completed 5,736.31 metres of diamond drilling in 46 holes on the Golden Promise property, with the majority (33) of the drillholes being completed on the Jaclyn (30 holes), Jaclyn North (1 hole) and Jaclyn South (2 holes) Zones. Highlights of the 2002 and 2003 diamond drilling programs at the Jaclyn Zone include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 metres (GP02-01); 23.14 g/t Au over an estimated true thickness of 0.67 metres (GP02-14); 68.95 g/t Au over an estimated true thickness of 0.21 metres (GP02-21); 11.16 g/t Au over 1.6 metres (GP03-24); 18.18 g/t Au over 0.6 metres (GP03-25); 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32).

The 2002 and 2003 drilling programs were successful in defining gold bearing mineralization at the Jaclyn zone. Drilling defined the Jaclyn Zone over a 375-metre strike length and a vertical depth of 192 metres. Drill holes GP03-31, 32 and 33 have shown that the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains are underlain by highly altered sedimentary stratigraphy that also hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone. These new discoveries emphasize the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone.

Other drillholes on the property targeted quartz vein float or B-horizon soil anomalies in the Jaclyn East, Jaclyn West and Justin’s Hope occurrence areas. Two drill holes targeted the Christopher Vein Zone in the Jaclyn West area, one drill hole targeted a soil anomaly 600 metres to the west of the Jaclyn North Zone, and two drill holes (GP-4-35 and 36) targeted the Shawn’s Shot Occurrence. Drilling in 2004 was successful in intersecting the Christopher vein at a vertical depth of 28 metres and defining two new zones of arsenopyrite-bearing quartz veining in drillhole GP04-41 with assays as high as 3.4 g/t Au over 0.4 metres (western extension of the Jaclyn North Zone). Drillhole GP04-42 was successful at intersecting a zone of mafic dykes and quartz veining that shows similar relationships to the Jaclyn Vein Zone as well as those veins intersected in drillhole GP04-41.

Recommendations

Exploration at Golden Promise has been successful in extending the area of known mineralization within the Jaclyn Area and is ready for an aggressive, systematic drilling program in 2006. Approximately 600 metres and 775 metres of strike length at the Jaclyn North Zone and the Jaclyn Zone need to be drill tested, respectively. Based on the encouraging results to date, a two-phase program on the Golden Promise property is recommended.

A Phase 1 drill program consisting of 2000 metres of diamond drilling is recommended for the Jaclyn North Zone. This drill program should focus on extending the area of known gold mineralization along strike from the current drill holes (GP03-32 and GP04-41) and to depths of 75 to 200 metres. The projected cost of this program is $242,000 (including contingency)

A Phase 2 drill program consisting of 5000 metres of diamond drilling is recommended at the Jaclyn Zone or Jaclyn North Zone (depending on results of the Phase 1 drilling). Drilling at the Jaclyn Zone should consist of a series of deeper drill holes on the east portion of the known Jaclyn mineralization and a tier of shallower holes along the east and west extents of the known zone. The projected costs are estimated to be $583,000 (including contingency).

Phase 1 Budget
Diamond Drilling (2000m)	$150,000
Assays	$20,000
Wages (incl. drilling/trenching)	$30,000
Vehicles (Trucks/ATV/gas etc)	$7,500
Field Office/Core Shack & Supplies	$2,500
Accommodation/Food etc.	$10,000
Contingences (10%)	$22,000
Total	$242,000

Phase 2 Budget
Diamond Drilling (5000 metres)	$375,000
Assays	$37,500
Wages (incl. drilling/trenching/mapping etc)	$75,000
Vehicles (Trucks/ATV/gas etc)	$15,000
Field Office/Core Shack & Supplies	$6,500
Accommodation/Food etc.	$21,000
Contingences (10%)	$53,000
Total	$583,000

References

Johansen, G.F. (2001): An Exploration Strategy for the Redevelopment of the Bendigo Goldfield. Internal Company report prepared for Bendigo Mining N.L. 97p. (“Johansen”)

Kean, B.F. and Jayasinghe, N.R. (1982): Badger, Grand Falls District, Newfoundland. Map 80-281. Scale: 1:50 000. In Geology of the Badger map area (12A/16), Newfoundland. Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 81-02, 42 pages, enclosures (map, cross-section). GS# 012A/16/0283. (“Kean et al”)

OTHER PROPERTIES

Glenwood-Botwood Gold Trend Properties, Newfoundland

The Glenwood-Botwood Trend properties are located in the Gander area of central Newfoundland. The majority of the properties are located in the eastern half of a northwest trending orogenic belt of volcanic, volcaniclastic and sedimentary rocks known as the Exploits Subzone. Exploration on these properties is focused on the turbidite-hosted auriferous quartz veins that show similar elements to the world class Bendigo-Ballarat goldfield deposits currently being mined in Victoria, Australia and intrusive hosted gold mineralization at Huxter Lane (optioned by Meridian) and the Mt. Peyton Linear property.

Glenwood Gold Property (Au)

The 100% Rubicon-owned Glenwood property is located approximately 20 kilometres northwest and west-northwest of the town of Gander in central Newfoundland. Numerous logging roads and ATV trails provide access to most points on the property from the north side of the Trans Canada Highway, west of Gander.

Ownership

The Glenwood property is comprised of a group of 4 mineral licences (109 claims) covering a total of 2725 hectares owned 100% by Rubicon. Three mineral licences 7180M, 7181M and 7912M (22 claims) form part the B-Property Option agreement (now 100% Rubicon) that includes advanced royalty payments ($10,000/year) and a sliding scale NSR that varies from 2-3%. Crosshair Exploration optioned the property in February 2003 and then relinquished the option in September 2005 after spending approximately $350,000

Geology and Exploration

The eastern part of the property area on the east side of the Dog Bay Line is underlain by turbiditic sedimentary rocks of the Davidsville Group (similar to the JBP Linear) with similar potential for Bendigo-Ballarat type gold deposits. The western part of the property (west of the Dog Bay Line), underlying licence 12068M, hosts the Clydesdale and T-Rex gold showings within an area mapped as a fault bounded block of mélange.

At the Clydesdale gold showing, a five meter channel sample returned an average grade of 6.34 g/t Au over 5.0 metres and includes a higher grade section assaying 12.22 g/t gold over 2.5 metres. Gold values in grab samples have returned values of up to 50.23 g/t gold, 44.46 g/t gold and 39.69 g/t gold. The mineralization in the trench is open for follow-up and currently the subject of detail mapping and additional channel sampling.

Trenching at the T-Rex gold showing, located 1.5 km west of the Clydesdale prospect, has exposed a zone at least 3 metres wide and at least 50 metres long (limit of trenching). Channel sampling to date (42 samples, each 0.5 metre in length) has returned highly anomalous values of 2.17, 2.26, and 1.04 g/t gold over 0.5 metre and wider with an average grade of 1.20 g/t gold over 2.0 metres and 6.0 metres of 0.52 g/t gold. The mineralized zone consists of moderate to strongly sericitized, silicified porphyry with 2-5% generally finely disseminated pyrite, arsenopyrite and locally sphalerite.

A drill program (5 drill holes, 642.6 metres) completed by Crosshair Exploration in 2005, tested approximately 75 metres of the Clydesdale linear. All five drill hole intersected multiple zones of brecciated, quartz veined sedimentary and intrusive rock variably mineralized with pyrite and arsenopyrite and carrying weakly to strongly anomalous gold values to a maximum of 5.15 g/t gold over 0.55 metres. Drill holes CD-05-3 and 4, undercuts of the high grade channel sample reported from the 2004 channel sampling (6.34 g/t gold over 5.0 metres), intersected the target zone of which CD-05-3 intersected 1.31 g/t gold over 0.80 metres (including 2 specks of visible gold) while CD-05-4 (undercut of CD-05-3) intersected the Clydesdale horizon and returned 1.92 g/t gold over 1.60 metres including 5.17 g/t gold over 0.55 metres indicating that the Clydesdale horizon remains open to depth.

Rubicon is reviewing the project data and formulating plans for continued exploration at Clydesdale and T-Rex showings and to evaluate the potential for extensions of the Bendigo-Ballarat type gold environment established at the JBP Linear, H-Pond discovery, on trend to the south. Rubicon is seeking partners to advance the Glenwood property.

Jonathans Pond Gold Property (Au)

The Jonathans Pond Property is located approximately 15 kilometres north-northeast of Gander, Newfoundland and is easily accessed by paved highway and a network of logging roads, north of Gander.

Ownership

The Jonathans Pond Property group is comprised of 4 mineral licences consisting of 320 claims. Rubicon owns a 100% interest in 314 claims and has an option to earn a 100% interest in an additional 6 claims. Fifty-four (54) claims are subject to a 2.5% NSR payable to vendors of which 1.5% can be purchased for $1.5 million. Advanced royalty payments of $7,500 per year begin in April 2007. One mineral licence (6 claims) is subject to advanced royalty payments of $10,000/year and a sliding scale NSR of 2-3% of which 50% can be purchased for $250,000 per 0.25%. One mineral license (6 claims) is part of a current option agreement with Tom Lush (see Principal Property - JBP Linear - Property Description and Agreements). Rubicon is currently earning in on this agreement with one remaining option payment to earn 100% interest.

Geology and Exploration

The Gander River Complex (informally referred to as the GRUB Line) that consists of ultramafic rocks, gabbros, mafic volcanic rocks, quartz-feldspar porphyrys and shales underlies the property. These rocks are structurally interleaved with and unconformably overlain by Davidsville group rocks that host the high grade H-Pond prospect (JBP Linear property). The main historic gold occurrence is the “Westfield” showing that was originally discovered by Blackwood (1982) and staked by Westfield Minerals. Gold values up to 12.8 g/t gold in grab samples and 8.9 g/t gold in bulk samples were returned from quartz vein zones cutting sheared gabbros with associated pyrite and arsenopyrite mineralization. Follow-up work in the area (mainly by Noranda) outlined several areas of weakly anomalous gold showings, particularly as a result of trenching (i.e. 5.8 g/t Au over 1 metre).

The greater potential of the area is highlighted by a large number of highly anomalous gold in heavy mineral concentrate (HMC) till samples (> 1000 ppb gold) to extremely highly anomalous HMC gold-in-tills (up to 410,000 ppb Au) over an area of about 1.0 by 1.5 kilometres in the area north of the Jonathan’s Brook fault. Detailed work of the glacial geology and gold grain morphology indicate at least two ice-flow directions (south to north and west to east) and probably two sources for the gold grains. In 2004, Rubicon prospectors discovered 3 visible gold bearing floats with one very large quartz float that assayed 54 g/t gold, that lie within and on the western edge of the HMC gold in till anomaly, thereby documenting the veracity of the till anomaly. A follow-up trenching program in the fall of 2004 exposed two large quartz vein systems (200m long by 15m wide) that remain open on strike. The veins were mineralized, mainly along the margins and returned up to 2.8 g/t Au in a grab sample. Extensions to these veins or similar veins may represent the source of the high-grade gold float and gold in till anomaly. Rubicon is seeking a partner to advance this project.

Wing’s Point Property (Au)

The Wing’s Point property is located 40 km north of the community of Gander on NTS sheets 2E/07 and 2E/08. Access to the property is excellent via a series of paved roads and gravel roads from Gander

Ownership

The Wings Point property consists of 5 mineral licences comprising 108 claims (2,700 hectares) and was optioned from local prospectors Roland, Larry and Eddie Quinlan in 2002. Rubicon has earned a 100% interest in the Property by completing all option payments. Under the agreement, the claims are subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $10,000 beginning May 14, 2007.

In 2003, Rubicon optioned the property to Crosshair Exploration. Crosshair Exploration returned the property to Rubicon in September 2005 with Crosshair Exploration earning no interest.

Geology and Exploration

The Wing’s Point property is underlain by Ordovician to Silurian sedimentary rocks that are divided into Indian Islands Group to the northwest separated by a central zone of Main Point formation (Caradoc black shales) and Hamilton Sound Group mélange, with Davidsville Group shales, siltstones and sandstones on the southeast side of the property. Felsic dykes and mafic dykes, sills and plugs have variably intruded the sedimentary rocks. There are 4 significant gold occurrences on the property referred to gold prospect, Tibbey’s Point prospect, Bussey’s Point showing and the Ledrew-Gold Quarry prospect

Roland and Larry Quinlan discovered the Tibbey Point gold prospect in 1997-98 within rocks mapped as Hamilton Sound Group mélange with associated deformed felsic dykes. Grab samples returned gold values up to 47.4 g/t gold. The property was subsequently optioned to Fort Knox Gold Resources in 1999, who completed prospecting, mapping and diamond drilling (6 holes, 647 metres). Drilling by Fort Knox outlined a steeply dipping quartz-arsenopyrite+/-stibnite gold-bearing zone with significant intercepts of 9.98 g/t gold over 1.15 metres, 6.33 g/t gold over 1.30 metres and 5.45 g/t gold over 1.20 metres.

The Titan Gold prospect discovered by Rubicon in 2003 is hosted by intensely quartz-carbonate veined and altered gabbros that intrude the Indian Islands Group sedimentary rocks. The new prospect is located approximately 9 kilometres inland from the Tibbey Point gold prospect. Widely spaced trenching of the Titan showing area has exposed a large, northeast trending zone of altered gabbros and associated quartz-carbonate veining containing visible gold over approximately a 500 metre strike length. Significant trenching results include 12.6 g/t gold over 1.8 metres (including 47.2 g/t Au over 0.40 metre), 9.41 g/t gold over 4.25 metres and 15.25 g/t Au over 3.00 metres. In 2004-05, Crosshair Exploration completed 20 diamond drillholes for 1559 metres. The drilling outlined a gold mineralized zone hosted in highly altered gabbros and sedimentary rocks. Significant intercepts include 10.22 g/t gold over 3.35 metres, 3.65 g/t gold over 2.32 metres, 4.45 g/t gold over 2.50 metres and 5.22 g/t gold over 1.20 metres. The mineralization is open to depth and along strike.

Bussey’s Point showing and the Ledrew-Gold Quarry prospects are located in Davidsville Group shales, siltstones and sandstones and are characterized by similar sericite-carbonate alteration and arsenopyrite mineralization that suggests a minimum 2 kilometre northeast trend. The Bussey’s Point showing is exposed on the coast over a strike-length of 225 metres and is up to 15 metres wide and consists of mineralized and quartz-carbonate veined siltstones, sandstones and shales. Disseminated arsenopyrite is extensively developed in the coarser sandstone units. Results from channel sampling include 573 ppb gold over 13.2 metres including 1.3 g/t gold over 2.0 metres. At the Ledrew-Gold Quarry prospect located 1.9 kilometres inland and on trend with Bussey’s Point, gold bearing mineralization has been exposed in an active rock quarry as well as by trenching at the Ledrew showing that yielded 962 ppb gold over 1.6 metres with grab samples up to 11.6 g/t gold.

The Company is currently seeking a partner to advance this project.

The following properties: Golden Bullet, Appleton, Bowater and Linear are contiguous properties located approximately 12-18 kilometres west of Gander, Newfoundland. The properties have recently been acquired by Rubicon to cover a broad mineralized gold trend termed the Appleton Linear. Significant gold showings have been traced over approximately 7 kilometres along the Appleton Linear gold trend.

Golden Bullet Property (Au)

The Golden Bullet property is located approximately 16 kilometres west of Gander, Newfoundland, near the village of Appleton. The property is covered by NTS mapsheet 02D/15. The Trans Canada Highway cuts through the northern portion of the property with a local quarry access road providing access to the central portion of the property.

Ownership

The Golden Bullet property consists of 1 mineral licence (46 claims, 1150 hectares) and is under option from local prospectors Roland, Larry and Eddie Quinlan. Under the agreement, the claims are subject to option payments totalling $197,000 ($145,000 paid) and 78,000 Rubicon Common Shares over 4 years, which have been. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $2.25 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $25,000 beginning May 14, 2007.

Geology and Exploration

Middle Ordovician fine-grained, clastic sedimentary rocks of the Davidsville Group underlie the property. Two significant gold mineral occurrences, the Bullet and Knob gold showings were discovered on the property in 1987 and 1989, respectively. The auriferous quartz vein showings are hosted within a variably deformed northeast-trending greywacke unit in fault contact with an unmineralized and visibly unaltered sequence of shale. The shale is overturned and dips steeply to the northwest and forms the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Knob showing - consists of two types of quartz veins including: 1) pyrite-arsenopyrite rich veins with low gold values; and 2) milky-white massive and smaller sheeted quartz veins that contain coarse free gold and minor amounts of pyrite, chalcopyrite and boulangerite. Both vein types are shear controlled and are hosted by structures that crosscut the greywacke at a high angle.

Bullet showing - located approximately 0.75 kilometres north-northeast of the Knob showing and within 25 metres of a 540 ppb Au-in-soil anomaly. This gold occurrence is characterized by narrow fault/shear zone cutting friable shale and contains multiple sub-parallel quartz veins with high amounts of visible gold. Channel samples from the surface trenches have assayed up to 91.60 g/t gold over 1.10 metres and grab samples have assayed up to 702.00 g/t gold.

Gander River Minerals optioned the property in 1992 and completed prospecting, trenching and diamond drilling. Gander River Minerals reported grades of 329.0 g/t gold over 0.5 metres from a trench channel sample and 8.98 g/t gold over 14.33 metres from drill core. Other significant channel sample results from the Knob showing include 6.26 g/t gold over 13.0 metres, 81.53 g/t gold over 0.81 metres, 12.08 g/t gold over 2.78 metres and 631.34 g/t gold over 0.60 metres. Drilling results include 38.53 g/t gold Au over 6.45 metres, 105.99 g/t gold over 2.30 metres and 411.87 g/t gold over 0.58 metres.

Rubicon began a program of extensive prospecting, geological mapping and trenching in 2002, resulting in the discovery of several new gold occurrences on the property. The Letha and Grouse gold showings are located approximately 350 and 750 metres, south-southwest of the Knob gold showing. Several significant grab samples (106.3 g/t gold, 136.5 g/t gold, and 225.6 g/t gold) were collected from quartz-veins with visible gold at the Letha showing and samples with up to 19.4 g/t gold at the Grouse showing. Geological mapping around the Knob showing has identified three separate mineralized structures, each containing visible gold in quartz veins at surface. Rubicon completed fifteen diamond drill holes (2,162 metres) on the property in 2004. The drilling focused on the Knob gold showing (7 holes) the Letha gold showing (2 holes) and the Grouse gold showing (6 holes). Assay results from the drilling returned up to 2.72 g/t gold over 1.2 metres at the Knob Prospect, up to 3.79 g/t gold over 0.5 metres at the Letha showing and up to 7.49 g/t gold over 0.5 metres at the Grouse.

Results indicate a complex mineralized quartz vein system with highly anomalous gold values over significant widths. Rubicon is currently compiling and evaluating the results of the Appleton Linear land package (Golden Bullet, Appleton, Bowater, Linear properties) and with plans to drill in 2006/2007.

Appleton Property (Au)

The Appleton property is located 13 kilometres west of the town of Gander, Newfoundland and approximately 5 kilometres east of the village of Appleton. The property is covered by NTS mapsheet 2D/15 and 02E/02. The Trans Canada cuts through the southern portion of the property, with access to most points on the property by a network of logging roads from the Highway.

Ownership

The Appleton property consists of 1 mineral licence (21 claims, 3150 hectares) that was optioned from local prospectors Tom Gosine and Alec Turpin. Under the agreement, the claims are subject to option payments totalling $59,360 ($23,360 paid) over 3 years. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $20,000 beginning March 10, 2009.

Geology and Exploration

Middle Ordovician fine-grained, clastic sedimentary rocks of the Davidsville Group underlie the Appleton property. The property is located between and contiguous with the Linear and Golden Bullet property to the west (Appleton linear gold trend) and the JBP Linear property to the east (H-Pond linear gold trend), covering topographic linear features that may reflect gold bearing structures.

In May 2005, Rubicon completed a program of rock sampling and prospecting on the Appleton property in order to begin assessing the gold potential of the property. Twenty-five rock samples outlined a weakly mineralized quartz vein system assaying up to 80 ppb gold. The prospecting program indicated that abundant quartz veining exists within the moderately carbonate-sericite altered sedimentary rocks. The quartz veins typically contain significant (1-3%) pyrite and arsenopyrite - a key component in the mineralized, high grade gold bearing quartz vein zones found in the adjacent Appleton and H-Pond gold trends.

Exploration work planned for 2006 consists of prospecting and additional soil sampling on the property.

Bowater Property (Au)

The Bowater property is located approximately 17 kilometres west of Gander, Newfoundland near the village of Appleton. The property is adjacent to the west boundary of the Golden Bullet and Linear property and covered by NTS mapsheet 02D/15. The Trans Canada Highway cuts through the northern portion of the property and a quarry access road from the highway provides good access to the central portion of the property.

Ownership

The Bowater Property consists of 1 mineral licence (6 claims, 150 hectares) that was optioned from local prospectors Gary Lewis and Paul Chafe. Under the agreement, Rubicon must make option payments totalling $195,000 ($15,000 paid) over 5 years. The property is subject to a sliding scale NSR payable to the vendors (<US $300/oz - 2.0% NSR; >US $300-400 - 2.5% NSR; US$400 - 3.0% NSR). Fifty percent of the NSR is purchasable by Rubicon at anytime for $250,000 for each 0.25% NSR. Rubicon has a right of first refusal on the remaining NSR.

Geology and Exploration

The property is underlain by middle Ordovician fine grained, clastic sedimentary rocks of the Davidsville Group and covers the strike and dip extension of the Knob prospect quartz vein system (Golden Bullet property). The auriferous quartz veins on the property occur within a variably deformed northeast-trending greywacke unit that is in fault contact with an unmineralized and visibly unaltered sequence of shale. The shale dips steeply to the northwest and forms the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Prior too the company acquiring the property, VVC Exploration Corporation completed 18 diamond drillholes (1,485.8 metres) in 2002 and 2003. The drilling targeted seven discrete gold soil anomalies that VVC had discovered from a soil geochemical survey. Significant results of the drilling program include 1.13 g/t gold over 0.42 metres and 3.79 g/t gold over 1.52 metres from a quartz vein with up to 15% sulphides. Other drill holes reportedly intersected 0.194 g/t gold over 22.86 metres in a sericite, carbonate altered sediments with quartz veinlets hosting pyrite-arsenopyrite, and 0.466 g/t gold over 23.17 metres in a wide zone of carbonaceous shale and siltstone with abundant quartz-calcite veining and variable pyrite, arsenopyrite and chalcopyrite mineralization.

Rubicon is completing additional sampling and compilation of the Bowater data prior to conducting follow-up drilling.

Linear Property (Au)

The Linear property is located 18 kilometres west of Gander, Newfoundland and approximately 3 kilometres east of Appleton. The property is covered by map sheets 2D/15 and 2E/02. Access to the property is excellent with the Trans-Canada Highway cutting through the southern portion of the property. A network of forestry roads provides access to most points on the property.

Ownership

The Linear Property consists of 1 mineral licence (50 claims, 1250 hectares) and is subject to an option agreement with ASK Prospecting and Guiding Ltd. and Krinor Resources Ltd. Under the agreement Rubicon can earn a 100% interest in the property by making option payments totalling $160,000 and 150,000 Rubicon Common Shares over 5 years. The property is subject to a 3.0% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon may purchase an additional 0.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0% NSR. The Company must make annual advance royalty payments of $24,000 beginning September 15, 2010.

Geology and Exploration

Middle Ordovician fine-grained, clastic sedimentary rocks of the Davidsville Group underlie the Linear Property. Auriferous quartz veins are developed within variably deformed northeast-trending greywacke units that are in fault contact with a visibly unaltered, unmineralized sequence of shales. Previous owners that include Noranda, United Carina Corporation and Candente Resources Corporation have recognized five significant mineralized gold zones on the property. The showings are located along a north-northeast trending zone measuring roughly 4 kilometres in length. The previous companies have reported the following significant drill results at the various showings:

• Dome Showing - 18.46 g/t gold over 8.6 metres and 304.8 g/t gold over 0.6 metres;
• Keats Zone - 0.36 g/t gold over 30.1 metres with visible gold occurring in narrow band, 2-3 mm thick;
• Baseline Showing - 8.8 g/t gold over 4.3 metres (including 61.3 g/t gold over 0.6 metres) and 9.23 g/t gold over 1.6 metres (including 35.4 g/t gold over 0.3 metres);
• Road Showing - 15.36 g/t gold over 2.7 metres; and
• Lotto Showing - 2.15 g/t gold over 6.6 metres (including 76.7 g/t gold over 0.3 metres).

Noranda carried out prospecting on the property in 1990. Visible gold in float boulders was located in the southern portion of the claim group with one boulder assaying 54.5 oz/t gold. Noranda completed a reconnaissance soil geochemical survey over the property between the Trans-Canada Highway and the Gander River. Gridlines were paced and flagged at 400 metres intervals over a 4.7 kilometres strike length with samples taken at 50 metres intervals. Values up to 590 ppb gold with many samples in the 50 ppb gold plus range were located with good continuity between the widely spaced grid lines. Noranda completed no follow-up prospecting or drilling.

United Carina Corporation optioned the property in 1999 and completed line cutting, soil geochemistry surveys (gold, arsenic), ground geophysics (VLF-EM, magnetic, and IP), trenching and diamond drilling leading to the discovery of many of the currently known gold occurrences. United Carina completed 38 drillholes (3647.5 metres) on the property in 1999 and 2000. No systematic geological mapping or structural mapping was carried out, except for the mapping of the trenches carried out in conjunction with the sampling.

Candente Resource Corporation optioned the property in 2002 and completed grid reclamation work, prospecting and geological mapping on the property. Candente completed 5 diamond drill holes (665 metres) that focused on follow-up drilling of the Dome, Little, Cokes and Keats South gold showings. Significant results included 3.36 g/t gold over 3.9 metres, 4.45 g/t gold over 1.4 metres and 2.89 g/t gold over 7.4 metres. Results from the Keats South Zone include 2.6 g/t gold over 2.0 metres and 7.2 g/t gold over 0.4 metres.

Prior to formalizing the option agreement, Rubicon completed a due diligence program of limited soil sampling and the relogging of 42 drill holes. Results from the due diligence work support the presence of a significant auriferous quartz vein system on the property and confirmed the results of previous surveys. Exploration plans for 2006 would initially consist of continued soil sampling, trenching and geological mapping with follow-up diamond drilling.

Mt. Peyton Linear Property (Au)

The Mt. Peyton property is located 25 kilometres west of Gander, Newfoundland and is covered by NTS mapsheet 02E/03, O2D/14 and 02D/15. The property is located approximately 2 kilometres from Trans-Canada Highway from which several logging roads and ATV trails provide access to most points on the claim block.

Ownership

The property consists of 9 mineral licences (115 claims. 2875 hectares) that Rubicon optioned from local prospectors Gary Lewis, Cyril Reid and Paul Chafe in 2002 Rubicon has earned a 100% interest in the property which remains subject to annual advance royalty payments of $10,000 beginning in December, 2006.

Geology and Exploration

The Mt. Peyton property is underlain by fine to medium grained granitic to gabbroic rocks of the Mount Peyton Intrusive Suite. Granitic, apilitic and tonalitic dykes occur locally and are related to granitic rocks that outcrop further to the south. Noranda originally staked the property based on government reports outlining anomalous arsenic values (up to 1190 ppm As) from government lakes sediment surveys.

Noranda identified five significant gold prospects in the central portion of the property that include the Corsair, Hurricane, Apache, Comanche and Saber gold showings. The Corsair is a 3 to 4 metres wide sericitic zone containing pyrite and arsenopyrite with minor quartz veining that assayed up to 3.2 g/t gold in grab samples and 3.63 g/t gold over 1.0 metres in drill core. The Hurricane zone is an approximately 2 metre thick sericitized zone in diorite with pyrite-arsenopyrite bearing quartz veins assaying up to 166 g/t gold and 11.4 g/t silver in grab samples. The Apache, Saber and Comanche are smaller zones of alteration and mineralization with one sample from the Saber showing assayed up to 2.1 g/t Au and 47.6 oz/t Ag.

Noranda completed prospecting, rock/soil sampling and geophysical surveys (IP and airborne 3-D gradient magnetics), trenching and diamond drilling in 1989. The drilling tested the southern extension of the Hurricane and Peyton trends both intersected zones of similar mineralization that include 8.4 g/t gold over 0.4 metres, 7.9 g/t gold over 1.0 metre and 7.5 g/t gold over 1.0 metre.

Prospecting activities carried out along the shorelines of the lakes to the north-northwest of the Noranda gold showings resulted in the discovery of numerous float occurrences of auriferous sulphide bearing float (grab samples up to 44 g/t gold). The auriferous float samples extend the known gold mineralization over about 12 kilometres to the north-northwest and is referred to as the Mt Peyton Gold Linear. Rubicon recognized the potential of this area to host significant structurally controlled gold mineralization. A systematic program of prospecting, soil sampling and trenching in areas of significant auriferous float occurrences is recommended for 2006. Rubicon is currently seeking a partner to advance this project.

TCH Property (Au)

The TCH Property is located 35 kilometres northwest of Gander and covered by NTS mapsheet 02E/03. The property is interpreted to cover the northern extension of the Mt Peyton Gold Linear (see Mt. Peyton Linear Property). The Trans-Canada Highway cuts through the center of the property from which a numerous logging roads and ATV trails provide access to most points on the claim block.

Ownership

The 100% Rubicon owned TCH property consists of 1 mineral licence (6 claims, 150 hectares). Rubicon optioned the property from Roland and Larry Quinlan in May 2002. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Annual advance royalty payments of $10,000 begin on May 14, 2007.

Geology and Exploration

The property is underlain by fine to medium grained granitic to gabbroic rocks of the Mount Peyton Intrusive Suite and locally by sediments of the Botwood and Badger Groups. Gold mineralization is hosted by a strongly carbonate altered granitic dyke which exhibits a strong miarolitic texture (Slip showing). The intrusive body measures up to 10 metres in width and is well exposed in the rock quarry wall. The gold-bearing intrusion crosscuts the gabbroic-dioritic phase of the Mt Peyton Intrusive. Grab samples from the showing have returned gold values of up to 28.6 g/t gold with associated silver-copper-lead-zinc values.

Prospecting by Rubicon has discovered additional gold showings to the west of the rock quarry that consist of narrow stibnite rich quartz veins in gabbroic rocks. Grab samples from the quartz veins grade up to 12.9 g/t gold. Rubicon is seeking a partner to advance this project in conjunction with the Mt Peyton property

Huxter Lane Property (Au)

The Huxter Lane property is located approximately 50 kilometres south of the community of Grand Falls-Windsor, Newfoundland. Access to the property area via paved highway (Hwy 360) from the community of Grand Falls-Windsor. Logging roads that originate from the highway provide good access to most points on the property.

Ownership

The Huxter Lane property consists of 4 mineral licenses (54 claims, 1,350 hectares) optioned from Roland and Larry Quinlan in May 2002. Rubicon has earned a 100% interest in the property by completing all option payments. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Annual advance royalty payments of $10,000 begin on May 14, 2007.

In 2004, Rubicon optioned the property to Meridian Gold Company (“Meridian”). Under the terms of the agreement, Meridian can earn a 55% interest in property by spending $1,000,000 over a period of three years; make underlying cash payments to the vendor, and paying Rubicon approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

Geology and Exploration

The Huxter Lane property is situated in the Dunnage tectonostratigraphic zone of the Newfoundland Appalachians, at the eastern margin of a large elliptical structure informally referred to as the Tim Horton complex. The property straddles the contact between the Coy Pond Complex ultramafic-mafic rocks and the felsic volcanic rocks and marine siliciclastic rocks of the Baie d’Espoir Group. The exploration target is an intrusive-related gold deposit.

Prospectors who staked the Huxter Lane property discovered gold float in 1998. Rubicon acquired the right to earn a 100% interest in the property through an option deal with the prospectors in early 2002. Rubicon completed prospecting and trenching that resulted in bedrock discovery of gold mineralization in altered quartz-feldspar-hornblende porphyry.

In 2005, Meridian funded a systematic program of soil geochemical sampling; prospecting; IP ground geophysical surveys and trenching. The trench and channel sampling programs uncovered widespread mineralization in trenches over an area of about 550 metres in the porphyry and along the contact zones between the porphyry and ultramafic rocks. Highlights of sampling to date include: 6.87 g/t gold over 2.6 metres, 6.08 g/t gold over 2.9 metres and 4.19 g/t gold over 3.2 metres. Two channel samples from the Mosquito Hill Occurrence returned 15.3 g/t gold over 0.8 meters and 12.6 g/t gold over 0.45 meters.

Proposed work for 2006 includes a high-resolution airborne magnetic/electromagnetic survey over the property and a minimum 1000 metre diamond drill program targeting the Mosquito Hill mineralization.

Golden Promise Trend Properties, Newfoundland

The Golden Promise Trend properties are located in the Grand Falls-Windsor to Millertown area of central Newfoundland. The majority of the properties are located along the Cambro-Ordovician Victoria Lake Group: a belt of volcanic, volcaniclastic and sedimentary rocks within the Exploits Subzone. Exploration on these properties is focused on the turbidite-hosted auriferous quartz veins (Golden Promise and South Golden Promise properties) that show similar elements to the world class Bendigo-Ballarat goldfield deposits currently being mined in Victoria, Australia. Properties further to the southwest are hosted within volcanic dominated stratigraphy of the Tulks and Tally Pond Volcanic belts and these properties (Barren Lake, Victoria Lake) are the focus of exploration for precious-metal rich base metal mineralization.

In February 2003, Rubicon signed an option agreement with International Lima Resources Corporation, now Crosshair Exploration whereby Crosshair Exploration can earn a 60% interest in the Victoria Lake Option. Under the terms of the agreement, Crosshair Exploration must spend $1.75 million over a four-year period and issue a total of 400,000 shares to Rubicon (100,000 per year). The agreement covers and incorporates the underlying 100% Rubicon owned Southern Golden Promise Property, Victoria Lake Property and Barren Lake Property properties. On June 6 2006, the 100% owned Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement. See Schedule “J”, “Information Concerning Paragon after the Agreement” - “Material Contracts”.

Southern Golden Promise Property (Au)

The South Golden Promise property is centered approximately 40 kilometres southwest of the town of Badger in central Newfoundland The property is covered by NTS mapsheet 12A/09, 10, 15, and 16 and is contiguous with the southern boundary of the Golden Promise property. The Buchans Highway is located along the northern property boundary from which logging roads and ATV trails provide access to most of the claim block.

Ownership

The property consists of 8 mineral licences (1072 claims) that cover an area of 26,800 hectares. The property is 100% Rubicon owned and subject to the Victoria Lake Option agreement with Crosshair Exploration. The licences are currently registered to Crosshair Exploration. In April 2006, Crosshair Exploration returned part of the optioned claim block (208 claims) to Rubicon as permitted under the agreement

Geology and Exploration

The property is underlain by sedimentary rocks (mudstone, greywacke) and lesser volcanic rocks (mafic, rhyolite tuff) of the Victoria Lake Group. These rocks are stratigraphically overlain by the Carodocian black shale sequence, which separates rocks of the Victoria Lake Group to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north. Younger felsic plutonic rocks of the Hodges Hill granite and the Skull Hill intrusion locally intrude all rocks. Several minor gabbroic dykes and sills also cut the stratigraphy.

Rubicon completed prospecting and geological mapping on the property in 2002 and 2003. Highlights of the work include anomalous gold mineralization in bedrock of up to 3.5 g/t gold at Wigwam Brook and heavy metal concentrate gold panned samples of up to 178 g/t gold.

On optioning the property, Crosshair Exploration completed a high-resolution magnetic-EM helicopter airborne survey over approximately 60% of the property. In 2004, Crosshair Exploration completed a soil geochemistry survey collecting a total of 4077 soil samples. Thirty-five anomalous samples were returned from the soil survey with assays as high as 252 ppb gold. Follow-up prospecting led to the discovery of the Snow White prospect, an area of mineralized float with initial grab samples up to 10 g/t gold. Trenching by Crosshair Exploration at the Snow White prospect was successful in exposing a composite quartz vein system over a strike length of approximately 170 metres and up to 5 metres in width. Highlights of the sampling include up to 29.7 g/t gold over 0.5 metres channel samples and grab samples of up to 232 g/t gold.

Crosshair Exploration plans to begin diamond drilling on the Snow White prospect in the summer of 2006.

Barren Lake Property (Au and base metals)

The Barren Lake property is located in central Newfoundland, approximately 90 kilometres southwest of Badger and 35 kilometres south of Buchans. The property is covered by NTS mapsheet 12A/10 and 12A/07 and is accessible by well maintained logging roads south of Millertown and a network of ATV accessible trails on the property.

Ownership

The 100% Rubicon owned Barren Lake property consists of 3 mineral licenses (95 claims) covering 2,375 hectares. Rubicon optioned the property from local prospectors Al Keats, Kevin Keats and Peter Dimmell in 2002 and has earned a 100% interest in the property. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. The property was optioned to Crosshair Exploration in 2003 as part of the Victoria Lake Option agreement.

Geology and Exploration

The northeast-southwest trending volcanic and sedimentary rocks of the Cambro-Ordovician Victoria Lake Group underlie the Barren Lake property. The Victoria Lake Group is well known to host significant volcanogenic massive sulphide deposits including the Duck Pond deposit (Aur Resources) and Boomerang deposit (Messina Minerals). The Victoria Lake - Tally Pond volcanic belt extends along the southeast portion of the claim block, consisting of mafic and felsic volcanic rocks that include felsic tuffs/breccias and mafic tuffs, agglomerates and pillow lavas. Sedimentary rocks occur along the northwest portion of the claim block and consist of interbedded volcanic tuffs and epiclastic sediments including sandstones, siltstones, shales and greywackes.

Prospecting by Rubicon in 2003 for gold and base metal targets on the property identified disseminated base metal (lead-zinc) mineralization in outcrop and float. Felsic volcanic rocks including quartz eye rhyolites and interbedded sedimentary units were identified on the property. A total of 74 rocks samples were collected. No significant gold values were located with one sample returning up to 1.1% zinc. Crosshair Exploration has completed reconnaissance-style prospecting on the property.

Victoria Lake Property (Base metals and Au)

The Victoria Lake property is located in central Newfoundland, approximately 120 kilometres southwest of the town of Badger and 65 kilometres southwest of Buchans. The property is covered by NTS map sheet 12A/06. The property is accessed via the Buchans Highway to Millertown and then via a network of well maintained logging roads to within 10 kilometres of the claims. Rough, non-maintained logging roads provide 4-wheel drive and ATV access to most parts of the property.

Ownership

The 100% owned Victoria Lake property consists of 1 mineral licence (166 claims) covering an area of 4150 hectares. Rubicon has earned a 100% interest in the property, which was optioned, from prospectors Allan Keats and Kevin Keats in 2002. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. The property was optioned to Crosshair Exploration in 2003 as part of the Victoria Lake Option agreement.

Geology and Exploration

The northeast-southwest trending volcanic and sedimentary rocks of the Cambro-Ordovician Victoria Lake Group underlie the Victoria Lake property. The Victoria Lake Group is well known to host significant volcanogenic massive sulphide deposits including the Duck Pond deposit (Aur Resources) and Boomerang and Long Lake deposits (Messina Minerals). On the property, the Victoria Lake Tulks Hill volcanic belt underlies a majority of the property and consists of mafic and felsic volcanic rocks that include felsic flows, tuffs and breccias and lesser mafic tuffs, agglomerates and pillow lavas. Sedimentary rocks occur along the southeast margins of the claim block and consist of interbedded volcanic tuffs and epiclastic sediments including sandstones, siltstones, shales and greywackes.

Historical exploration by Noranda (1980’s to early 1990’s) highlighted the presence of at least three distinct zones of altered (sericite-silica-pyrite) felsic volcanic rocks exhibiting volcanogenic massive sulphide indicators including strongly depleted sodium (0.13% to 0.33% Na2O), enriched potassium (up to 12% K2O) and enriched barium (4,940 ppm Ba) whole rock signatures. There are also unsourced, sulphide rich boulders assaying 6.5% zinc, 4.1% lead, 0.37% copper, 33.9 g/t Ag and 1.02 g/t gold. Boulders of massive barite have also been located immediately northeast of the property boundary.

Soil sampling completed by Noranda and more recently by Rubicon has outlined significant copper, zinc, lead and silver anomalies that locally correspond with alteration zones and geophysical targets, most of which are untested by diamond drilling. After optioning the property, Crosshair Exploration refurbished approximately 62 kilometres of gridlines on three separate grids in addition to cutting one new grid (DPS grid). Crosshair Exploration completed ground gravity surveys on the new and refurbished grids and outlined several significant gravity targets. Crosshair Exploration is proposing follow-up drilling of these targets in 2006.

Victoria Lake 10188M Property (Base metals and Au)

The Victoria Lake 10188M property is located central Newfoundland approximately 110 kilometres southwest of the town of Badger and 65 kilometres southwest of Buchans. The property is covered by NTS Mapsheet 12A/06 and is located immediately northeast of the Victoria Lake property (described previously). The property is accessed from the Buchans Highway to Millertown and then via a network of well maintained logging roads to within 10 kilometres of the claims. Rough, non-maintained logging roads provide 4-wheel drive and ATV access to most parts of the property.

Ownership

The Victoria Lake 10188M property consists of 2 licences (90.75 claims, 2268.75 hectares) and is contiguous with the Victory Lake property. The property is under option from prospectors Al Keats and Kevin Keats. Under the agreement the claims are subject to option payments totalling $60,000 ($15,000 paid) and 40,000 Rubicon shares (5,000 paid) over 2 years. A 2.5% NSR is payable to the vendors of which Rubicon can purchase 1.5% can be purchased by Rubicon for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%.

The property is under option to Crosshair Exploration and is subject to the Victoria Lake Option Agreement. Of the 90.75 claims that make up the property, forty-nine (49) claims occur within the 2 km Area of Influence (AOI) of the Victoria Lake Property as defined in the Victoria Lake agreement. Crosshair Exploration has accepted these claims into the Victoria Lake Option agreement. The remaining 41.75 claims that occur outside of the above mentioned Area of Influence were incorporated into the Victoria Lake Option on June 6, 2006. See Schedule “J”, “Information Concerning Paragon After the Agreement” - “Material Contracts”.

Geology and Exploration

The property is underlain by Cambro-Ordovician volcanic and sedimentary rocks of the Victoria Lake Group similar to that described for the Victoria Lake property. Rubicon completed a limited program of prospecting and geological mapping on the property. A total of 41 rock samples were collected in 2005 and analyzed for base and precious metals.

Highlights of the prospecting include a small float sample of massive sulphide (pyrite-chalcopyrite) with values of up to 3.62% Copper, 262 ppm zinc, 212 ppm lead, 363 ppb gold, 6.5 ppm silver and 490 ppm arsenic. Other samples include a large angular, rhyolitic tuff sample containing semi-massive to massive bands of pyrite-sphalerite-galena (0.88% Zn, 0.58% lead, 46.8 ppm Ag and 37 ppb Au) and silica altered, quartz porphyry bearing float sample containing massive bands of pyritic sulphide and assaying 916 ppb gold, 650 ppm arsenic and 310 ppm lead. The angular nature of the mineralized float samples is interpreted to be near source.

New World Trend Properties, Newfoundland

New World Property (Au)

The New World property is located near New World Island in north central Newfoundland approximately 75 kilometres north of the town of Gander and 2 kilometres west of the town of Parkview. The property is covered by NTS mapsheet 2E/07 and 2E/10. Paved highway from Gander to Twillingate provides ready access to the property with coastal parts of the property being reached by boat from Parkview or Boyd’s Cove. The majority of the property consists of coastal exposures along small islands, which can only be accessed by boat.

Ownership

The New World property consists of 4 licences (231 claims) for a total area of 5775 hectares. Rubicon has earned a 100% interest in the property since optioning it from local prospectors Roland, Larry and Eddie Quinlan in 2002. The property is subject to a 2.0% NSR payable to the vendors of which Rubicon can purchase 1.0% for $1.0 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $15,000 beginning April 19, 2007.

Geology and Exploration

The New World property is underlain by the Middle Ordovician Dunnage Mélange, which occurs stratigraphically below the black shales of the Caradocian Dark Hole Formation. Coarse-grained siliciclastic rocks of the Milliners Arm Formation conformably overlie the Dark Hole Formation. The Dunnage Mélange is comprised of large heterolithic clasts/blocks and mega-boudins of felsic volcanics, gabbro, pillowed mafic volcanic, siliciclastic and calcareous sedimentary rocks within a shale/siltstone/volcaniclastic matrix. The Dunnage Mélange has been intruded by the Coaker Porphyry, which underlies the southern part of the property.

Exploration by Rubicon and the property vendors has defined two east-west trending gold mineralized zones; the New World Trend in the north property area and the Dunnage-Coaker Trend in the south property area. Eleven gold occurrences have been discovered along the New World Trend (7 with visible gold) and three along the Dunnage-Coaker Trend.

The New World Trend is a 15 kilometre long structural-stratigraphic contact zone between siliciclastic turbidites (Caradocian and Badger Group) and the Dunnage Mélange. Mineralization is exposed along the southern shore of New World Island and on small islands within the waterway of Dildo Run. Pyrite, arsenopyrite, and gold mineralization are typically associated with moderate to strong, crosscutting quartz carbonate veining within the variably altered sedimentary and mafic rocks and felsic intrusive units. Highlight from channel samples collected from various gold showings along the New World Trend are summarized below.

•	Dark Hole showing - 44.3 g/t gold over 0.5 metres and 6.1 g/t gold over 1.2 metres
•	Little Island showing - 10.7 g/t gold over 1.4 metres and 13.2 g/t gold over 1.1 metres
•	Gina showing - 49.0 g/t gold over 0.3 metres and 18.8 g/t gold over 0.3 metres
•	Big Island showing - 18.1 g/t gold over 2.3 metres and 50.2 g/t gold over 1.1 metres
•	Big Oz showing - 87.0 g/t gold over 0.8 metres

The Dunnage-Coaker Trend is exposed over a 2-kilometre strike length between Coaker and Dunnage Islands. Gold mineralization occurs in pervasively altered and variably quartz-carbonate veined porphyry and as higher-grade mineralization at the contact of Coaker porphyry and adjacent Dunnage Mélange. Highlight assays from channel samples collected from occurrences along the DCC are outlined in the table below.

•	Hi-grade showing - 7.3 g/t gold over 2.05 metres, 4.73 g/t gold over 1.6 metres, 8.3 g/t gold over 1.9 metres, 6.2 g/t gold over 1.2 metres and 7.1 g/t gold over 1.2 metres
•	Mispickel showing - 1.03 g/t gold over 25.9 metres
•	Quinlan showing - 0.68 g/t gold over 12.8 metres

Planned exploration work for 2006 includes a high-resolution airborne magnetic and electromagnetic survey and follow-up diamond drilling (~1000 metres) targeting the gold mineralization at the Big Oz Zone.

Star Track Trend Properties, Newfoundland

Star Track Property (Au)

The Star Track property is located approximately 16 kilometres east of Gander, Newfoundland near the town of Benton. The property is covered by NTS mapsheet 02D/16. Access to the property is excellent with the Trans Canada Highway transecting the western-most portion of the property. Existing logging roads and an abandoned railroad bed provide good access to most areas of the property.

Ownership

The Star Track property consists of 1 mineral licence (158 claims) and covers 3950 hectares. Rubicon optioned the property from local prospectors Robert and Alexander Stares in November 2001. Under the terms of the agreement, Rubicon can earn 100% interest in the property by making cash and share payments over a five-year period. The claims are subject to a 2% NSR of which Rubicon can purchase 50% of the NSR for $1,000,000. See Schedule “J”, “Information Concerning Paragon After the Arrangement” - “Material Contracts”.

Geology and Exploration

The property is underlain by rocks of the Gander Group that are further divided into early to middle Ordovician Indian Bay Big Pond Formation, Cambrian to Early Ordovician Jonathan’s Pond Formation, and the Square Pond Gneiss. Black politic rocks characterize the Indian Bay Big Pond Formation and quartz-rich psammitic rocks characterize the Jonathan’s Pond Formation. The Square Pond Gneiss located to the east of the property is a 10 kilometres wide belt of rocks that underlie and are considered to be metamorphosed equivalents of Gander Group rocks. A regional gravity-magnetic high correlates with a discontinuous belt of mafic-ultramafic of rocks that appear to be associated with a zone of west dipping thrusting that underlies the Startrack property at depth. The correlation of arsenic, antimony and gold lake sediment anomalies along this gravity-magnetic boundary points to a potential new gold belt that has had little previous exploration

A government geologist initially discovered gold in the area in 1986. Since that time, various companies including Noranda, Corona Corporation, Celtic Minerals and Terra Nova Exploration have conducted early stage exploration in the region. Exploration by these companies consisted of reconnaissance prospecting, soil sampling, lake sediment sampling, geological mapping and sampling and limited geophysical surveys. Reported results indicate anomalous to locally highly anomalous gold values and associated arsenic and antimony.

Beginning in 2001, Rubicon conducted extensive prospecting, geological mapping, trenching and airborne geophysical programs that have resulted in discovery of numerous new gold occurrences. A total of 2000 rock, soil and trench channel samples have been collected from the Star Track property. High grade gold values from grab samples occur in highly deformed quartz-arsenopyrite vein zones referred to as the “Star Track Trend” and “Stallion Trend”. Grab samples from the Jobs Pond Gold showing found within the Star Track Trend contained up to 256.1 g/t gold with trench channel samples retuning up to 20.7 g/t gold over 0.60 metres. In 2004, Rubicon completed seven diamond drill holes (2,162 metres) that were designed to test gold showings along the two mineralized trends. The drilling intersected highly deformed quartz-arsenopyrite vein zones with sample results returning up to 1.34 g/t gold over 0.6 metres over an interval located about 100 metres down dip from the Jobs Pond showing.

Rubicon’s exploration work confirms the presence of a prospective vein-hosted gold system characterized by broad zones (trends) of alteration and silicification with associated pyrite, arsenopyrite, stibnite and gold mineralization. The Startrack Trend is thought to represent a structural culmination in the hanging wall to a major crustal shear with possibilities of an “extensive saddle reef system at depth”. The mineralization style is interpreted to be analogous to Bendigo-Ballarat gold deposits located in central Victoria, Australia. The Stallion Trend forms a second gold environment, and consists of fault controlled, vuggy quartz-sediment breccias and silicified-sericitic zones with arsenopyrite, stibnite and elevated gold values (up to 9 g/t Au in grabs). The structurally controlled stibnite-rich veins are the subject of Chris Buchanan’s Ph.D. thesis at Memorial University.

Drilling is recommended at the Jobs Pond occurrence and additional soil sampling is warranted to outline near surface veins and vein extensions

Avalon Trend Properties, Newfoundland

Bergs Property (Au, Ag)

The Bergs property is located approximately 12 kilometres west of St. John, Newfoundland and surrounds the community of Conception Bay South. Access to the property is excellent from Route 1 west of St. John and Route 60 to the Conception Bay South area. Routes 10 and 13 provide access to the south end of the property.

Ownership

The property consists of one mineral licence (255 claims) covering a total area of 6375 hectares. Rubicon optioned the property from local prospectors Mark Osmond, Alex Turpin, Tom Gosine and Greg Peddle in November 2002 and has since earned a 100% interest. The property is subject to a 2% NSR payable to the vendors of which Rubicon can purchase 1% for $1.5 million. Rubicon has the first right of refusal on the remaining 1%. Annual advance royalty payments of $15,000 per year begin in November 2007.

Geology and Exploration

The Bergs property lies within the eastern Avalon high-alumina belt (“EAHAB”), an extensive zone of epithermal-style hydrothermal alteration located along the eastern margin of the late Neoproterozoic (590-570 Ma) volcano-plutonic core of the Avalon Peninsula. The host rocks are part of a thick sub-aerial succession of welded and variously flattened, rhyolitic to dacitic, pumice-rich ash-flow tuffs, stratigraphically associated with dome-facies flows, plugs and breccias of broadly similar composition. These rocks are favourable hosts to low sulphidation, high-grade gold-silver vein systems.

Historically, the area has seen very little exploration for this type of low sulphidation gold target, with the exception of a short period of exploration by Fort Knox Gold Resources in 1998-1999. Fort Knox completed geological mapping and six diamond drill holes - no results available. In April 2002, prospector Greg Peddle completed a single reconnaissance drill hole at the Bergs prospect. The drill hole intersected three significant mineralized veins and/or vein-breccia zones including 0.535 g/t gold over 2.2 metres, 0.327 g/t gold over 2.5 metres, and 0.570 g/t gold over 3.8 metres. Additional veins assaying from 0.10 to 0.40 g/t gold were intersected to depths of 75 metres down the hole. Results from the drill core indicate multiple veins and breccia zones to be present, and may form part of a significantly larger, complex and composite vein-stockwork-breccia system.

Geological mapping and prospecting by Rubicon between 2003 and 2005 outlined multidirectional, crustiform-banded silica-hematite veins and vein-breccias that intrude silica-altered rhyolite and rhyolite breccias in an outcrop on the central portion of the Bergs prospect. Grab samples yielded the high-grade gold assays of 54.30 g/t gold, 26.50 g/t gold, and 23.60 g/t gold. Other veins in the same outcrop assayed 4.9 g/t gold, 1.65 g/t gold, 0.34 g/t gold, 0.27 g/t gold, and 0.14 g/t gold. Four grab samples of banded vein fragments collected from sub-cropping angular breccias located approximately 85 metres to the northwest of the high-grade gold veins contain anomalous gold of up to 7.75 g/t gold.

Bonanza grade gold values coupled with favourable host rocks support a low suphidation epithermal gold environment and the potential for the Bergs property to host economic gold deposits. Rubicon is currently seeking a partner to advance this project.

Base Metal Properties, Newfoundland

Point Leamington Property

The Point Leamington massive sulphide deposit is located in north-central Newfoundland, approximately 70 kilometres northwest of Gander and 37 kilometres north of the town of Grand Falls. The property sits in a low-lying swampy area accessible via an 8-kilometre logging road connecting to Highway #1.

The Point Leamington property consists of one mining lease and two mineral licences, covering a total area of approximately 638 hectares. In February 2004, Rubicon entered into a cash and shares purchase agreement with TLC Ventures Corp (“TLC”), whereby TLC can acquire 100% of the Point Leamington property. In May 2006, TLC earned a 100% interest in the property by completing the terms of the purchase agreement. The property is subject to a 2% NSR royalty, of which Rubicon may purchase 0.5% for $500,000.

Seal Bay Property

The Seal Bay property is located on the western side of Seal Bay, 90 kilometres northwest of the town of Gander and 50 kilometres north of the town of Grand Falls-Windsor, Newfoundland. The property area is accessible by boat from Leading Tickles, a fishing community connected to the Trans-Canada Highway via Highway 350. Food supplies and small hardware items can be obtained from the communities of Leading Tickles or Triton. The closest service and supply centre for advanced exploration projects would be the seaport town of Botwood, located 30 kilometres southeast of Seal Bay.

Ownership

The Seal Bay property is subject to an earn-in option to the Joint Venture agreement with Falconbridge Limited (“Falconbridge”) whereby Rubicon can earn a 51% interest by spending $700,000. Rubicon made additional expenditures of more than $205,000 in 2005 to earn its 51% interest as required by an amended Seal Bay agreement dated July 15, 2002. A joint venture is currently being formalized.

Geology and Exploration

The Seal Bay area is situated within the Dunnage Tectonostratigraphic zone of the Newfoundland Appalachians and is largely underlain by supracrustal sequences of volcanic, sub volcanic and epiclastic rocks of the Ordovician Wild Bight Group. The lithologies, geochemistry, and variety of proximal fragmental rhyolitic rocks underlying the property are analogous to those commonly associated with Paleozoic volcanogenic massive sulphide deposits. The proximal nature of the felsic volcanic rocks, coupled with two phases of folding, faulting and a penetrative N-S foliation has complicated efforts to fully understand the stratigraphy. A re-interpretation by Falconbridge geologists in 1990-91 and Rubicon geologists in 1996 in the area of the Camp and Main Zone sulphides occurrences, suggests that the overall trend of the felsic sequence is about N70o-80oE, as opposed to foliation parallel N10o-15oE.

Texasgulf and Falconbridge drilled a total of 3885 metres in 20 holes between 1974 and 1991, to test several copper-zinc base metal occurrences. The best results to date are 9.1 metres of 1.0% copper, 0.82% zinc, 36 g/t silver; 9.0 metres of 0.75% copper; and 89.1 metres of 0.80% zinc.

Rubicon completed two drill programs in June-July 1998 and November-December 2005 for a total of 3148 metres of drilling. The 1998 program (2034 metres in 5 holes) tested the re-interpretation of the rock trend and intersected significant base metal mineralization in several holes including 9.0 metres of 0.75% copper in SB-98-13 and 89.1 metres of 0.80% zinc and 0.16 g/t gold in SB-98-14. A total of 1,114 metres were drilled in 4 drillholes in 2005. Highlights include 10.5 metres of 111 ppb gold, 101 ppm copper, 363 ppm lead, 2162 ppm zinc and 10.7 g/t silver in drillhole SB05-10ext.

Downhole EM should be completed on the most recent drill holes and a resurvey of some of the old holes is warranted prior to more drilling. The two Rubicon drill programs have limited the plunge of Main Zone mineralization to steep north or northeast and this concept should be tested. Stratigraphy to the south of the Main zone indicates a rapid facies change to altered rhyolite tuffs that are not exposed on surface and are interpreted to have a moderate west-northwest dip. The facies change may represent a more favourable environment for massive sulphide deposition relative to the massive proximal host rhyolites that are exposed on surface. This idea warrants drill testing. The Camp zone was not adequately tested by SB-05-18 because of extreme drill hole deviation and requires more testing. Two additional surface showings, the North Zone and Eagle Head need to be drill tested.

West Cleary Property

The West Cleary property is located 2 kilometres east of the town of Robert’s Arm in north central Newfoundland. The property consists of a single mineral license (16 claims) covering 400 hectares. Highway 380 to Robert’s Arm cuts through the south part of the property. Numerous winter roads/trails provide access to the northern parts of the property.

Ownership

Rubicon optioned the West Cleary property from Falconbridge in March 1996. Rubicon has since earned a 51% interest in the mineral license from Falconbridge. by incurring exploration expenditures of more than $81,387. A joint venture with Falconbridge is currently being formalized.

Geology and Exploration

Lower Ordovician volcanic rocks of the Robert’s Arm Group underlie the property. The Roberts Arm Group is a lower Ordovician, spilitized island arc assemblage of mafic and felsic volcanic rocks. The area is regionally referred to as the Buchans-Roberts Arm Belt, and is a prolific host of volcanogenic massive sulfide deposits, including the former producer, Buchans Cu-Pb-Zn deposit. The rocks are separated to the north from tholeiitic basalts of the Lush’s Bight Group by the Lobster Cove fault. The Robert’s Arm Group is faulted to the west against the Mansfield Cove tonalite, a complex of older formed plutonic rocks, and to the southeast (Red Indian Line) against the Crescent Lake Formation. Intruding the Roberts Arm volcanics are a series of small, possibly coeval gabbroic to dioritic intrusive bodies

The property saw limited systematic exploration until 1989, when Falconbridge completed soil, stream, and rock sampling programs, detailed trench mapping and VLF/Magnetics geophysics on the property from 1989 to 1990. Significant results include a sample from the shaft vein with 4.56% copper, 2.5% lead, 1.1% zinc over 3.0 metres; and angular float sample of 0.36% copper, 11.2% lead, 21.0% zinc, 19.2 g/t gold, 30.2 g/t silver and up to 8.8% zinc from altered basalt fragmental rocks in trench #5. The work showed indications of a large zoned hydrothermal system.

Since acquiring the property in March 1996, Rubicon has completed soil sampling, prospecting, rock sampling and geophysical surveys on the property. A single drillhole completed in 1998 intersected two stockwork zones with weakly anomalous base and precious metals.

Two diamond drill holes were completed on the property targeting chargeability IP anomalies and surface veining and alteration during January 2006. In the first hole, minor mineralization was encountered throughout the host intrusive with locally up to 5-7% combined pyrite, chalcopyrite, galena and sphalerite. In the second hole, a veined zone with semi-massive to a massive section of sulphides was encountered between 32.68 metres to 32.90 metres. It contained mainly pyrite with up to 5 to 10% sphalerite, chalcopyrite, and galena. Assays up to 3.7 g/t gold, 5.6 ppm silver, 2730 ppm lead, 791 ppm copper and 1.1% zinc over 0.3 metres (52.45 metres to 52.75 metres) were obtained from the first hole. Assays up to 6.21 % zinc, 1.02% copper, 1.42% lead and 12.2 ppm silver over 0.22 metres (32.68 to 32.90 metres) were obtained from the second hole.

Harpoon Brook Property

The Harpoon Brook property is located in central Newfoundland approximately 80 kilometres southeast of Grand Falls-Windsor and 17 kilometres south of the community of Millertown. The property is easily accessed via well-maintained logging roads originating from Millertown. A number of secondary logging roads and logging trails provide very good access to various parts of the interior of the property. The new Duck Pond Mine development (located 2.4 kilometres east of the property) provides additional year-round road access to the northeastern part of the claim and construction of a power line.

Ownership

The Harpoon property consists of 5 mineral licences (225 claims) and covers a total area of 5625 hectares. The Harpoon property is under option from prospectors Al and Kevin Keats. Under the agreement the claims are subject to option payments totalling $95,000 ($25,000 paid) and 10,000 Rubicon Common Shares (10,000 paid) over 3 years with the property subject to a 2.0% NSR payable to the vendors of which Rubicon can purchase 1.0% for $1.0 million. Rubicon has the right of first refusal on the remaining 1.0% NSR.

Geology and Exploration

The Harpoon Lake Project covers a significant strike length of the Victoria Lake Group, a very prospective volcanic package hosting significant VMS deposits and prospects (Duck Pond, Burnt Lake, Boomerang deposit, Long Lake and others). These deposits are hosted within two belts of felsic volcanic-sedimentary sequences: the Tulks Hill and Tally Pond belts. The Harpoon Lake property covers approximately 20 kilometres of the Tally Pond that includes a package of chloritized felsic volcanic rocks assumed to be the extension of the Duck Pond Horizon (host to the Duck Pond and Boundary massive sulphide deposits). Numerous EM anomalies are present on the property; many are associated with graphitic sedimentary horizons (“formational”). Coincidentally, the Duck Pond deposit is intimately associated with graphitic sediments as well as the Boomerang Deposit currently being explored by Messina Minerals.

The Duck West area on the Harpoon property is situated approximately 2.8 km west of the Duck Pond Deposit in an area interpreted to contain the western projection of the favourable Duck Pond Horizon. Access is good to the grid area along abandoned logging roads branching from the Duck Pond Mine Road. Deep stratigraphic drilling (hole HP-90-1) intersected the interpreted “Duck Pond Thrust” but the hole was terminated in pyrite-mineralized volcaniclastic sediments just below the fault zone.

Rubicon has completed limited exploration work since acquiring the project in 2005. Recommended work for 2006 includes expanded prospecting, soil and till sampling, trenching of geochemical targets and a high-resolution airborne magnetic and electromagnetic survey.

Lake Douglas East & West Property

The Lake Douglas property is located approximately 40 kilometres south-southwest of Millertown with Lake Douglas located in the northeast part of the property. The property is covered by NTS mapsheet sheet 12A/7. Access is excellent via a series of well-maintained logging roads extending south from Millertown. Several outfitters camps are located in the area as well as boarding houses in Millertown and provide suitable accommodations.

Ownership

The Lake Douglas property consists of 13 minerals licenses (298 claims) covering 7,450 hectares. The property was optioned from local prospectors whereby Rubicon can earn a 100% interest in two agreements (Lake Douglas West and Lake Douglas East) by spending an aggregate $500,000 and issuing 175,000 Rubicon Common Shares over a 5-year period (2006 to 2011). The property vendors retain 2.0% NSR, of which Rubicon may purchase 1.0% NSR for $1,000,000, with a right of first refusal on the remaining 1.0%NSR.

Geology and Exploration

The Lake Douglas property covers a 20 kilometre strike length of the prospective Victoria Lake Group, a volcanic-sedimentary rock sequence hosting several significant VMS deposits and prospects (Aur Resources - Duck Pond Deposit, Messina Minerals - Boomerang Deposit and Long Lake prospect, Celtic Minerals - Great Burnt Lake & South Pond deposits). The Victoria Lake Group VMS deposits are historically hosted within two felsic volcanic-sedimentary sequences: the Tulks Hill and Tally Pond belts. The Lake Douglas property is hosted within an adjacent Cambro-Ordovician volcanic-sedimentary belt known as the Lake Douglas-Carter Lake Volcanics; a belt that Rubicon believes has potential to host significant base-metal deposits similar to that in the Tulks Hill and Tally Pond Belts.

The volcanic-sedimentary belt consists of three main lithologies: 1) interbedded siltstones, arkoses and black shale. 2) Crystal-lithic and siliceous felsic tuffs, rhyolitic flows, breccias and/or sub volcanic intrusive rocks, and 3) Mafic volcanic rocks which are generally massive or pillowed and locally vesicular. Both felsic and mafic intrusive rocks of Silurian-Devonian age occur in the southern part of the property. Gander Zone metasedimentary rocks occur to the southeast of the property, and are separated from the volcanic-sedimentary rocks by the Noel Paul’s Line.

Angular, massive sulphide float was discovered on the property by the vendors in December 2005. The massive sulphide boulders contain sphalerite, galena, pyrite, chalcopyrite, and jamesonite-boulangerite and graphite. Assay results indicate of up to 20% zinc, 16.6% lead, 1.57 g/t gold and 157.5 g/t silver, and 0.5% copper in one sample (LD-05-01) and 12.5% zinc, 24.5% lead, 0.07 g/t gold and 253.4 g/t silver in a second sample (LD-05-02). A massive pyrite boulder found in the same area assayed 0.43% zinc, 0.04% lead, 1.11 g/t gold and 42.5 g/t silver, 0.25% copper (LD-05-03). The mineralized boulders contain elevated concentrations of indium (to 21.1 ppm) and antimony (to 5.9%), mercury and tellurium.

Compilation of historic Noranda, Falconbridge and Loydex Resources Inc. data include several float and bedrock base metal and precious metal occurrences, anomalous soils, stream sediment and lake sediment geochemistry, anomalous rock litho-geochemistry and several AEM conductors on the property. Noranda occurrences include a banded sulphides sample (subcrop) containing 7% zinc; an outcrop sample with 1.3% lead, 1% zinc and 60 ppm silver and an anomalous float sample containing 3% zinc, 1.7% lead, 4.3 g/t gold and 627 ppm silver. Collins (1993) commented, “This area represents one of the most geochemically anomalous zones in the entire former Tally Pond joint venture area with multi-element lake sediment, stream silt, and subsequent soil geochemistry anomalies”. Collins (1993) also reported whole rock geochemistry results whereby a sample from a mineralized showing plotted within the favourable “Duck Pond Field” on the lithogeochemical discrimination diagram.

The Haven Steady prospect, located 2.5 kilometres northeast of the property’s northern boundary, appears to share striking similarities to the Lake Douglas geology and mineralization. The Haven Steady prospect consists of surface and drill intersections consisting of broad stringer-disseminated-stockwork zones and narrower massive sulphides intervals. Up to three significant mineralized horizons have been reported from previous drilling. Typical results include stringer-stockwork mineralization ranging from 2 to 13 metres thick and massive sulphide intersections ranging from 1.5 to 3 metres thick. Values from the massive sulphide intersections include 22.2 % zinc, 6.13% lead, 0.14% copper, 62 ppm silver and 0.93 g/t gold over 1.5 metres. Stringer-stockwork zones are thicker and include 2.94% zinc, 1.01% lead, 0.26% copper, 18.25 ppm silver and 0.51 g/t gold over 15 metres.

Since acquiring the property in January 2006, Rubicon has started a comprehensive digital compilation of previous work and results. A comprehensive exploration program of prospecting, geological mapping, soil and till sampling, lithogeochemical sampling, trenching, high-resolution airborne magnetic and electromagnetic survey is recommended with follow-up drilling where warranted. A key goal of the initial exploration is to locate the bedrock source of the angular, massive sulphide discovery float.

Maritec Property, Baie Verte

The Maritec Property is located in north-central Newfoundland approximately 16 kilometres northeast of the town of Baie Verte in the Mings Bight area of the Baie Verte Peninsula. The property is accessed via secondary paved highways and a network of logging roads. Anaconda’s Pine Cove Deposit (currently in feasibility) is located 5 kilometres to the southwest of the property and is hosted in the same rocks as those that underlie the Maritec property.

The Maritec Property consists of 3 mineral licences (43 claims) for 1075 hectares and is owned 100% by Rubicon. The exploration target is structurally controlled gold. Highlights from property are 61.8 g/t gold over 1 metre in historic channel sample, and 10.06 oz/t gold in historic grab sample. This property is currently being marketed to third parties.

Incognita Property, Baffin Island, Nunavut

The Incognita property is located approximately 160 kilometres west of Iqaluit and 90 kilometres northwest of the town of Kimmirut on south Baffin Island, Nunavut. The claims are covered by NTS maps sheets 025M/03, 04, 05 and 06. Access to the property is by helicopter from Iqaluit from which daily scheduled domestic air service is available from south and western Canada.

Rubicon has a 100% interest in the 5 mineral claims that covers approximately 2,118 hectares. The property is subject to a 1.5% NSR royalty payable to a third party. Rubicon may purchase its portion of the NSR royalty, at the option of the third party, by either issuing 150,000 Rubicon Common Shares or paying $1.0 million, at the election of the royalty holder. There are no current exploration plans for the property.

FUNDS AVAILABLE

Private Placement Financing

Prior to the completion of the Arrangement, Paragon intends to carry out a non-brokered private placement of special warrants (the “Paragon Financing”) to raise gross proceeds of a minimum of $3.0 million and a maximum of $3.7 million by way of the sale of a combination of flow-through special warrants (“Paragon Flow-Through Special Warrants”) and non flow-through special warrants (“Paragon Unit Special Warrants”) (collectively, the “Offered Securities”), such that the total number of Paragon Flow-Through Special Warrants and Paragon Unit Special Warrants issued will comprise of approximately 62% and 38%, respectively, of the total number of Offered Securities.

Under the Paragon Financing and subject to completion of the Arrangement, Paragon will sell:

1)  a minimum of 3,333,333 and a maximum of 4,166,666 Paragon Flow-Through Special Warrants at the price of $0.60 per special warrant. Each Paragon Flow-Through Special Warrant entitles the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share; and

2) a minimum of 2,000,000 and a maximum of 2,400,000 Paragon Unit Special Warrants at the price of $0.50 per special warrant. Each Paragon Unit Special Warrant entitles the holder to receive, upon exercise and for no additional consideration, one non-flow-through Paragon Common Share and a one whole non-flow-through share purchase warrant (the “Paragon Series A Warrant”), with each whole Paragon Series A Warrant entitling the holder to purchase one additional non-flow-through Paragon Common Share at the price of $1.00 per share for a term of two years following the closing of the Paragon Financing.

Pursuant to an agreement (the “Altius Agreement”) entered into on June 21, 2006 with Altius Resources Inc. (“Altius”), a wholly-owned subsidiary of Altius Minerals Corporation, Altius will subscribe under the Paragon Financing for 2,500,000 Paragon Flow-Through Special Warrants and will subscribe for or place with eligible investors 800,000 Paragon Unit Special Warrants. Under the Altius Agreement, Rubicon and Altius have agreed to work together to place the remaining Offered Securities to eligible investors in British Columbia, Alberta, Ontario and Newfoundland and Labrador and such other jurisdictions as may be agreed to (the “Offering Jurisdictions”) pursuant to exemptions from the registration and prospectus requirements of the securities legislation of the Offering Jurisdictions. Rubicon has reserved the right to purchase up to 1,000,000 Paragon Unit Special Warrants under the Paragon Financing.

If market conditions require it, Paragon may, subject to agreement with Rubicon and the Altius, vary or amend the terms and conditions of the Paragon Financing which may result in reducing the purchase price per security, increasing the number of securities to be sold pursuant thereto and/or varying or modifying the number and price of the Offered Securities and, accordingly, in certain circumstances, increasing the gross proceeds from the sale of the Paragon Flow-Through Special Warrants from the currently contemplated 62%, up to a maximum of 70%, of the total gross proceeds raised from the sale of all of the Offered Securities, subject to acceptance by the TSX-V. Any such variation of the terms and conditions of the Paragon Financing may result in further dilution of the Paragon shareholders, in excess of the dilution currently assumed and otherwise disclosed in this Circular.

The TSX-V has required, as a condition of granting final approval to the Arrangement and to the listing of the Paragon Common Shares on the TSX-V that Paragon raise at least $3 million from the Paragon Financing.

Rubicon is a “Principal” of Paragon and any Paragon Common Shares and Paragon Series A Warrants will be subject to a TSX-V-approved form of escrow agreement. See Schedule “J” “Escrowed Securities”. In addition, pursuant to the Altius Agreement, Altius will be required to acknowledge that in order for Rubicon to implement its tax plan for the Arrangement, if Altius, together with any associates, holds 10% or more of the of Paragon Common Shares on completion of the Arrangement, Altius will not be able to sell any of the Paragon Common Shares as part of the same “series of transactions” as the Arrangement and Altius will be required to give a representation to that effect to Rubicon.

Under the Altius Agreement, Altius has agreed that, upon expiry of the hold period on the Offered Securities, it will, on a best efforts basis, maintain orderly market conditions if it proposes to sell any or all of the Paragon Common Shares acquired through the Paragon Financing. Altius has also agreed not to increase its ownership position in Paragon to 20% or greater of the Paragon Common Shares. In addition, Altius was granted the right to participate in future financings equal to or less than the percentage of Paragon Common Shares held at the time of such financing. The Altius Agreement provides that Altius’s right to pro rata participation in future financings will lapse if Altius does not to participate in two subsequent financings.

Paragon has agreed under the Altius Agreement to enter into an option agreement with Altius with respect to the South Tally Pond property to acquire a 100% undivided ownership interest in the South Tally Pond property by making the following share payments: (i) 250,000 Paragon Common Shares immediately after the Effective Date of the Arrangement (ii) 250,000 Paragon Common Shares on or before the 1st anniversary of the Effective Date and (iii) 500,000 Paragon Common Shares on or before the 8th anniversary date of the Effective Date or upon completion of a feasibility study on the property.

The closing of the Paragon Financing will occur on to the Effective Date following completion of the Arrangement. An escrow agent (“Escrow Agent”) will be appointed by Paragon to hold all of the subscription proceeds under the Paragon Financing in escrow until closing of the Paragon Financing.

Under the Arrangement, the Paragon Flow-Through Special Warrants and Paragon Unit Special Warrants will be automatically exercised on the Effective Date without any further action on the part of the subscribers, and the Paragon Common Shares and Paragon Series A Warrants will be issued accordingly. Upon closing of the Paragon Financing, the Escrow Agent will release the subscription proceeds to Paragon. The subscribers will receive certificates representing the Paragon Common Shares and the Paragon Series A Warrants.

If the Plan of Arrangement does not complete, the subscription proceeds of the Paragon Financing will be returned to the subscribers.

The price of the Offered Securities was determined by negotiation between Rubicon, Paragon and Altius, and in accordance with the policies of the TSX-V.

Canadian Exploration Expense

Subject to certain detailed conditions and restrictions under the Income Tax Act (Canada) (the “ITA”), the initial holders of Paragon Flow-Through Special Warrants who receive flow-through Paragon Common Shares pursuant to the Arrangement (“Flow-Through Investors”) will be entitled to claim certain deductions for income tax purposes in respect of any Canadian Exploration Expense (“CEE”) (as defined in subsection 66.1(6) of the ITA), other than expenses that are prescribed Canadian exploration and development overhead expense for the purpose of subsection 66 (12.6) of the ITA, incurred by Paragon and renounced in favour of such holder. Flow-Through Investors who are individuals will also be entitled to claim an investment tax credit on the CEE renounced to such Flow-Through Investors. Under the terms of the subscription agreements to be entered into with the prospective subscribers under the Paragon Financing, Paragon will agree to incur CEE in an aggregate amount which will enable it to renounce CEE in an amount that is not less than 95% of the gross proceeds from the sale of the Paragon Flow-Through Special Warrants (the “Initial Flow-Through Funds”). Paragon will expend as much of the Initial Flow-Through Funds as is commercially reasonable between the closing date of the Paragon Financing and the last day of the year after the year in which the Initial Flow-Through Funds are received, and to renounce on or before March 31, 2007 the amount of the Initial Flow-Through Funds so incurred to purchasers with an effective date of renunciation of no later than December 31, 2006.

Funds Available

As at July 7, 2006, Paragon had no working capital. Upon completion of the Paragon Financing and the Arrangement, the available working capital of Paragon will be approximately $3,000,000, assuming completion of the minimum Paragon Financing, and approximately $3,700,000, assuming completion of the maximum Paragon Financing (the “Available Funds”).

Principal Purpose of Available Funds

Assuming completion of the Arrangement, Paragon will use the Available Funds as follows:

Use of Proceeds	Minimum Financing	Maximum Financing

To pay for the exploration activities on Paragon’s Principal properties as follows: Joe Batt’s Pond Linear Property (1)	$700,000	$700,000
To pay outstanding property commitments on Paragon’s Principal Properties: Joe Batt’s Pond Linear Property (1)	$50,000	$50,000
To fund exploration activities and maintenance on Paragon’s other properties (2)	$1,200,000	$1,200,000
To fund ongoing operations and administration costs	$690,000	$690,000
To provide working capital (unallocated)	$360,000	$1,060,000
TOTAL FUNDS AVAILABLE	$3,000,000	$3,700,000

Notes:

(1) See Schedule “J”, “Information Concerning Paragon After the Arrangement - Principal properties - JBP Linear property”
(2) Other than the Golden Promise Property, which is solely funded by Crosshair Exploration (see Schedule “J”, “Information Concerning Paragon After the Arrangement - Principal Properties - Golden Promise Property”). See Schedule “J”, “Information Concerning Paragon after the Arrangement - Other Properties”.

The funds available for ongoing operations will be sufficient to meet Paragon’s administration costs for the next twelve months. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Administration Expenses”. Paragon will spend the Available Funds as set out above. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary. Paragon will only redirect funds to other properties on the basis of a recommendation from a professional geologist or engineer.

Administration Expenses

The following table discloses the estimate aggregate monthly and yearly administration costs that will be incurred by Paragon:

TYPE OF ADMINISTRATIVE EXPENSE	Estimated Monthly Expenditure	Estimated 12-Month Expenditure
Salaries and Consulting (1)	$27,500	$330,000
Professional Fees (2)	$ 10,000	$120,000
Rent and Office Services (3)	$8,000	$96,000
Regulatory Filing Fees	$4,000	$48,000
Investor Relations	$8,000	$96,000
TOTAL	$57,500	$690,000

Notes:

(1) This includes expenses related to salaries of officers and employees (not otherwise allocated to exploration projects) and required travel.
(2) This includes expenses related to legal fees, audit fees, and accounting fees.
(3)  This includes the expenses related to the Vancouver office, utilities, insurance and supplies

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The section entitled “Selected Proforma Financial Information” at page 5 of the Circular is a summary of pro-forma financial information for Paragon as at March 31, 2006 derived from the financial statements of Rubicon at such date. As well, at Schedule “A” to the Circular is the unaudited pro-forma consolidated balance sheet for Paragon as at March 31, 2006. The unaudited pro-forma consolidated balance sheet was prepared as if the Arrangement had occurred on March 31, 2006.

DESCRIPTION OF SECURITIES

CAPITALIZATION

The following table sets forth Paragon’s capitalization as of the dates indicated taking the completion of the Paragon Financing into account:
Designation	Authorized	Outstanding as at July 7, 2006	Outstanding Following Completion of the Arrangement Assuming Minimum Financing	Outstanding Following Completion of the Arrangement Assuming Maximum Financing
Paragon Common Shares	Unlimited	Nil	18,275,420(1)(2)	19,508,753(1)(3)
Long Term Debt	N/A	Nil	Nil	Nil

Notes:

(1) This number is based on 76,152,525 Rubicon Common Shares being issued and outstanding at the Effective Date and the exchange of one Paragon Common Share for every 6 Rubicon Common Shares for a total of 12,692.087 Paragon Common Shares.
(2) Based on a minimum Paragon Financing of $3 million through the issuance of 5,333,333 Paragon Common Shares of which 3,333,333 are flow through Paragon Common Shares; and the issuance of 250,000 Paragon Common Shares to Altius on the Effective Date pursuant to the option agreement with Altius with respect to the Tally Pond property. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Funds Available - Private Placement Financing”.
(3) Based on a maximum Paragon Financing of $3.7 million through the issuance of 6,566,666 Paragon Common Shares of which 4,166,666 are flow through Paragon Common Shares; and the issuance of 250,000 Paragon Common Shares to Altius on the Effective Date pursuant to the option agreement with Altius with respect to the Tally Pond property. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Funds Available - Private Placement Financing”.

Share Capital

Common Shares

Paragon is authorized to issue an unlimited number of Paragon Common Shares. Once issued, all of the authorized Paragon Common Shares will rank equally as to dividends, voting powers (one vote per Paragon Common Share) and participation in assets upon dissolution or winding-up. No Paragon Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the Paragon Common Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the CBCA and Paragon’s Articles. Generally, substantive changes to the share capital require the approval of the shareholders by special resolution (at least two-thirds of the votes cast by shareholders present in person or by proxy).

Paragon does not have and will not have immediately following the Arrangement, any classes of preferred shares authorized or issued.

Loan Capital

Paragon does not have any debt obligations outstanding.

Fully Diluted Share Capital

The following table represents the share capitalization of Paragon on completion of the minimum financing, as at the Effective Date and assuming completion of the Arrangement.

SHARE CAPITALIZATION	Number of Shares	Percentage Of Total
Paragon Common Shares issued pursuant to the Arrangement Agreement(1)	12,692,087	59%
Paragon Common Shares issued in connection with Paragon Financing(2)	5,333,333	25%
Paragon Common Shares issued in connection with the South Tally Pond property acquisition	250,000	1%
SUB-TOTAL	18,275,420	85%

FULLY DILUTED
Paragon Common Shares on exercise of existing Rubicon Warrants and Rubicon Options(3)	1,309,861	6%
Paragon Common Shares on exercise of Warrants issued in connection with the Paragon Financing(4)	2,000,000	9%
SUB-TOTAL	3,309,861	15%
TOTAL	21,585,281	100%

Notes:

(1) Based on 76,152,525 Rubicon Common Shares being issued and outstanding at the Effective Date and the exchange of one Paragon  Common Share for every six Rubicon Common Shares held at the Share Distribution Date.
(2) Based on raising the minimum amount of $3 million under the Paragon Financing.
(3) Based on 3,627,396 Rubicon Warrants; 4,206,372 Rubicon Options and 25,398 additional warrants available on exercise of  Compensation Options being outstanding as at Effective Date, which entitles the Holder to purchase 1/6 of a Paragon Common Share  per Rubicon Warrant, 1/6 of a Paragon Common Share per Rubicon Option and 1/6 of a Paragon Common Share per Compensation  Option.
(4)  Based on raising the minimum amount of $3 million under the Paragon Financing, which includes 2,000,000 Paragon Unit Special Warrants, which on the Effective Date converts into 2,000,000 Paragon Common Shares and 2,000,000 Share Purchase Warrants.

CONSOLIDATED CAPITALIZATION

Paragon has not completed a financial year. Except as disclosed in his Circular, there has not been and it is not proposed there be any material change in the share capital of Paragon on a consolidated basis since the date of incorporation.

OPTIONS TO PURCHASE SECURITIES

Rubicon’s shareholders will be asked at the Meeting to approve the stock option plan of Paragon adopted by the directors of Paragon on July 5, 2006. See Schedule “J”, “Information Concerning Paragon After the Agreement - Proposed Stock Option Plan of Paragon” below. The Paragon Common Shares reserved for incentive stock options to be granted under the Paragon Stock Option Plan are not to exceed 20% of the total issued and outstanding Paragon Common Shares at the date of the initial listing of the Paragon Common Shares on a stock exchange.

As of the date of this Circular, Paragon has not granted any incentive stock options under the Paragon Stock Option Plan. As at July 4, 2006, 4,206,372 Rubicon Options are reserved under the Rubicon Stock Option Plan. Upon completion of the Arrangement, the holders of the Rubicon Options will receive 1/6 Paragon Option for each Rubicon Option for a total of 701,062 Paragon Options. Upon completion of the Arrangement, Paragon expects to grant options to directors and officers of Paragon and to former optionholders of Rubicon, as set out below.

Name and Position of Optionee	Securities under Option	Date of Grant	Exercise Price (1)	Market Value of Securities underlying the Options	Expiration Date
David W. Adamson Chairman of the Board, Director	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
Michael J. Vande Guchte President & CEO, Director	250,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
J. Garfield MacVeigh VP Exploration, Director	250,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
William Cavalluzzo VP Investor Relations	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
Robert Lewis Secretary & CFO	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
Gordon J. Soneff Director	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date

Note:
(1) The exercise price will be the closing price on the TSX-V on the first day of trading on TSX-V, subject to any discount pursuant to  the TSX-V.

All options will be granted as incentive options to directors, officers, employees and consultants of Paragon. The Board of Directors of Paragon may grant additional options in an amount not to exceed the number of options available under the Paragon Stock Option Plan. See Schedule “J”, “Information Concerning Paragon after the Arrangements - Proposed Paragon Stock Option Plan”.

PRIOR SALES

Prior to the date of this Circular, Paragon has not issued any shares.

ESCROWED SECURITIES

Other than disclosed herein, upon completion of the Arrangement, it is expected that there will not be any Paragon securities held in Escrow.

Pursuant to the Altius Agreement, Rubicon has reserved the right to purchase up to 1,000,000 Paragon Unit Special Warrants under the Paragon Financing. See Schedule “J”, “Funds Available - Private Placement Financing”.

If Rubicon participates in the Paragon Financing, Rubicon will be considered a “Principal” of Paragon under the policies of the TSX-V and, as a result, Rubicon’s Paragon Common Shares and Paragon Series A Warrants will be subject to a TSX-V-approved form of escrow agreement.

At the time of this Circular, TSX-V has not indicated if Altius’s Paragon Common Shares purchased pursuant to the Paragon Financing would be required to be escrowed by the TSX-V. See Schedule “J”, “Funds Available - Private Placement Financing”.

The term and release provisions of the escrow will depend upon which tier (Tier 1 or Tier 2) the TSX-V classifies Paragon, and whether the securities issued are considered to be “Value” or “Surplus”. “Value” securities are securities that are issued at a price that equals or exceeds their value whereas “Surplus” securities are issued at a price less than their value. Value securities of a Tier 1 company are subject to an 18 month escrow term, with ¼ of the securities being released from escrow upon receipt of the TSX-V Bulletin accepting listing of the company’s shares (the “Bulletin”) and ¼ being released on each of 6, 12 and 18 months from the date of the Bulletin. Value securities of a Tier 2 company are released over three years, with 10% being released on the date of the Bulletin, and 15% being released on each of 6, 12, 18, 24, 30 and 36 months following the date of the Bulletin. Surplus securities issued by a Tier 1 company are released over three years, with 10% being released on the date of the Bulletin, and 15% being released on each of 6, 12, 18, 24, 30 and 36 months following the date of the Bulletin. Surplus securities issued by a Tier 2 company are released over a six year period, with 5% of the securities being released on each of 6, 12, 18 and 24 months following the date of the Bulletin, and 10% being released on each of 30, 36, 42, 48, 54, 60, 66 and 72 months following the date of the Bulletin.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Paragon, no person upon completion of the Arrangement will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to each class of then outstanding voting securities of Paragon; except as follows:
Name	Paragon Common Shares prior to the Effective Date	Paragon Common Shares Upon Completion of the Arrangement	Percentage of Paragon Common Shares on Completion of the Arrangement assuming Completion of the minimum Paragon Financing	Percentage of Paragon Common Shares on Completion of the Arrangement assuming Completion of the maximum Paragon Financing
Altius Resources Inc.(1)	Nil	2,500,000 Paragon Common Shares	13.68%	12.81%

Note:

(1) Altius will subscribe for or place with eligible investors an additional 800,000 Paragon Common Shares pursuant to the  Paragon Financing. See Schedule “J”, “Funds Available - Private Placement Financing”. If Altius subscribes for the full 800,000  Paragon Common Shares, Altius will hold 18.06% or 16.92% of the Paragon Common Shares upon completion of the  Arrangement assuming completion of the minimum or maximum Paragon Financing, respectively.

DIRECTORS AND OFFICERS OF PARAGON

The following table provides the names, municipalities of residence, position, principal occupations and the number of voting securities of Paragon that each of the current and proposed directors and executive officers of Paragon are expected to beneficially own, directly or indirectly, or exercise control over, all of whom, except Michael J. Vande Guchte and Gordon Soneff, are existing directors and officers of Rubicon:

Name, Position and Province & Country of Residence(1)	Principal Occupation for the Past Five Years(1)	Date First Appointed as a Director(2)	No. of Common Shares Beneficially Held or Controlled on Completion of the Arrangement (1), (3)
Michael J. Vande Guchte President, CEO & Director Vancouver, British Columbia, Canada	Professional Geoscientist; Manager Corporate Development of Rubicon September 2005 to present; System Consultant with Accenture Business Services from August 2000 to August 2005	July 5, 2006	2,300(4)
J. Garfield MacVeigh Vice-President, Exploration & Director Delta, British Columbia, Canada	Exploration Geologist; Chairman of the Board and Director of Rubicon; President and Director of Rubicon Management Ltd., over five years	July 5, 2006	217,182(4)
Robert G. Lewis Chief Financial Officer Vancouver, British Columbia, Canada
Certified General Accountant, LLB; Chief Financial Officer, Rubicon September 2005 to present; Controller, International KRL Resources Corp. and Logan Resources Ltd. May 2004 to September 2005. Controller, Northwest Mettech Corp. September 1997 to May 2004.
		N/A	Nil
David W. Adamson Director White Rock, British Columbia, Canada	Exploration Geologist; President, CEO and Director of Rubicon; Director of Rubicon Management Ltd., over five years	July 5, 2006	179,711 (5)
Gordon J. Soneff Director Edmonton, Alberta, Canada	MBA, Investor, Self-employed, over five years	July 5, 2006	Nil

Notes:

(1)
The information as to municipality, province and country of residence, present principal occupation or employment and the number of Paragon Common Shares beneficially owned or controlled pursuant to the Arrangement, is not within the knowledge of the management of Paragon and has been furnished by the respective nominees.

(2)	All directors of Paragon will hold office until the next annual general meeting of Paragon or until their successors are duly elected or appointed, unless their office is earlier vacated.
(3)
This number is based on 76,152,525 Rubicon Common Shares being issued and outstanding at the Effective Date and the exchange of one Paragon Common Share for 6 Rubicon Common Shares. This number does not include Paragon Options held by the directors - See Schedule “J”, “Information Concerning Paragon after the Arrangement - Options to Purchase Securities”.

(4)	This number does not include the Paragon Common Shares, which Mr. MacVeigh and Mr. Vande Guchte expects to purchase pursuant to the Paragon Financing.
(5)	This number also includes 1/3 of the Paragon Common Shares to be received under the Arrangement by Rubicon Management Ltd.

David W. Adamson, Gordon J. Soneff and Michael J. Vande Guchte are members of the audit committee.

David W. Adamson and Gordon J. Soneff are members of the compensation committee.

Management of Paragon

The following are brief descriptions of the individuals who will be directors and officers of Paragon on completion of the Arrangement.

David W. Adamson, Chairman of the Board of Directors of Paragon, Director, age 46. Mr Adamson received his B.Sc. (Hons.) at the University of Southampton, U.K. in 1980, an M.Sc. (1984) at the University of Regina, Saskatchewan and Ph.D. (1988) at the University of Aston in Birmingham, U.K. David has been associated with the mineral exploration industry for 20 years with experience in gold and base metal exploration in Canada, U.S.A. and Europe. Mr. Adamson has been President and CEO, and a Director of Rubicon from January 2001 to present and was the Vice-President Exploration and Director of Rubicon from March 1996 to January 2001. Prior to co-founding Rubicon, Mr. Adamson was Senior Geologist with Lac Minerals Ltd, where he was instrumental in the discovery process on several major projects. Mr. Adamson will provide services to Paragon as required by the Board of Directors of Paragon. Mr. Adamson has not entered into a non-competition or non-disclosure agreement with Paragon.

Michael J. Vande Guchte, President and CEO, Director, age 44. Mr Vande Guchte is a graduate of the University of Alberta (BSc. Geology 1986) and received a Diploma of Technology from BCIT in 2000. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo since 1993) and member of the Project Management Institute (PMP since 2002). Mr. Vande Guchte has been Manager Corporate Development for Rubicon from September 2005 to present. Michael has 13 years of base and precious exploration experience in Canada, USA, Central and South America as a project manager and geologist with Rubicon (1996-1999), Catherdral Gold Corporation (1994-1996), MineQuest Consulting (1993-1994), and Falconbridge Ltd (1987-1993). Prior to rejoining Rubicon, Mr. Vande Guchte was a system consultant for Accenture Business Services from 2000 to 2005. Mr Vande Guchte will commit a minimum of 40 hours a week to the affairs of Paragon. Mr. Vande Guchte has not entered into a non-competition or non-disclosure agreement with Paragon.

J. Garfield MacVeigh, Vice President Exploration, Director, age 57. Mr. MacVeigh received his B.Sc. from Queen's University at Kingston in 1972. Mr. MacVeigh has 34 years of experience in gold and base metal exploration in Canada, U.S.A. and Central America. He was a participant in the discovery of the Hoyle Pond Gold Deposit in Timmins, Ontario, and contributed to the exploration and discovery of HW Deposit and several new zones at Westmin Resources Ltd. Buttle Lake massive sulphide ore deposits on Vancouver Island, British Columbia. Mr. MacVeigh was the President & CEO and a Director of Rubicon from March 1996 to January 2001 and has been Chairman of the Board and a Director of Rubicon Minerals from January 2001 to present. Prior to co-founding Rubicon, Mr. MacVeigh was District Manager for Lac Minerals Ltd. in western Canada and Alaska from 1991 to 1995, and involved in the exploration of the Red Mountain gold deposit near Stewart, B.C., Canada. Mr. MacVeigh will provide services to Paragon as required by the Board of Directors of Paragon. Mr. MacVeigh has not entered into a non-competition or non-disclosure agreement with Paragon.

William J. Cavalluzzo, Vice-President, Investor Relations, age 63. Mr Cavalluzzo received his Bachelor of Arts degree (Geography) from Pennsylvania State University in 1969. He has over 32 years of experience in mineral land management and investor relations in the mineral industry with both major mining companies and junior exploration companies. Mr. Cavalluzzo has been the Vice-President Investor Relations for Rubicon from January 2002 to present. Prior to joining Rubicon, Mr. Cavalluzzo was the Manager-Investor Relations with Pangea Goldfields Limited which was acquired by Barrick Gold Corporation in June 2000. Mr. Cavalluzzo will provide services to Paragon as required by the Board of Directors of Paragon. Mr. Cavalluzzo has not entered into a non-competition or non-disclosure agreement with Paragon.

Robert G. Lewis, Secretary and CFO, age 54. Mr. Lewis received his Bachelor of Law degree from the University of British Columbia in 1977 and earned a Certified General Accounting degree designation in 1984. Robert has over 22 years of accounting experience as a Controller for mineral exploration companies and geological consultants as well as several years in the manufacturing industry. Mr. Lewis has been Chief Financial Officer for Rubicon from September 2005 to present. Prior to joining Rubicon, he was Controller for International KRL Resources Corp/Logan Resources Ltd (May 2004 - Sept 2005), Northwest Mettech Corporation (Sept 1997 - May 2004) and OreQuest Consultants Ltd. (May 1984 - Sept 1997). Mr. Lewis will provide services to Paragon as required by the Board of Directors of Paragon. Mr. Lewis has not entered into a non-competition or non-disclosure agreement with Paragon.

Gordon J. Soneff, Director, age 45. Mr. Soneff is a graduate of the University of Western Australia, Perth, Western Australia (MBA Finance, 1999) and the University of Calgary, Calgary Alberta (Bachelor of Arts, Economics, 1988). Mr. Soneff also has formal training in the Master of Accounting program at Edith Cowan University, Perth, Western Australia (1999). Gordon has been self-employed as an investor since 1999. Mr. Soneff received extensive training and experience in finance and accounting during his 8 years with Ford Credit Canada Ltd. (1989 to 1997). Mr. Soneff will commit to such number of hours as may be necessary to manage the affairs of Paragon. Mr. Soneff has not entered into a non-competition or non-disclosure agreement with Paragon.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, to the best of Paragon’s knowledge, no existing or proposed director, officer of Paragon, nor any shareholder holding sufficient securities of Paragon to affect materially the control of Paragon is, or within the ten years prior to the date hereof has been, a director or officer of any other corporation that, while that person was acting in the capacity of director or officer of that other corporation:

(a)	was the subject of a cease trade order or similar order or an order that denied the corporation access to any statutory exemptions for a period of more than 30 consecutive days, or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that other corporation.

Penalties or Sanctions

Other than as disclosed herein, to the best of the Paragon’s knowledge, no proposed director or officer of Paragon, nor any shareholder holding sufficient securities of Paragon to materially affect control of Paragon has:

(a)
been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To the Paragon’s knowledge, no proposed director or officer of Paragon, nor any shareholder holding sufficient securities of Paragon to affect materially the control of Paragon, nor any personal holding company of any such person has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

Except as disclosed in this Circular, to the best of Paragon’s knowledge, there are no known existing or potential conflicts of interest among Paragon and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Directorships, Officers or Promoters

During the past five years, the current or proposed directors, officers or promoters of Paragon have been directors, officers or promoters of the following reporting issuers:

Name	Name of Reporting Issuer and Market	Start and Ending Date
J. Garfield MacVeigh(1)	Rubicon Minerals Corporation (TSX, AMEX) Toquima Minerals Corporation (not listed) Constantine Metal Resources Ltd. (not listed)	March 1996 - present June 17 2003 - present May 11, 2006 - present
David W. Adamson(2)	Rubicon Minerals Corporation (TSX, AMEX) Toquima Minerals Corporation	March 1996 - present June 17, 2003 - present
William J. Cavalluzzo(3)	Rubicon Minerals Corporation (TSX, AMEX)	January 1, 2002 - present
Robert G. Lewis(4)	Rubicon Minerals Corporation (TSX, AMEX) International KRL Resources Corp. (TSX-V) Logan Resources Ltd. (TSX-V)	September 12, 2005 - present April 2004 to September 2005 September 2004 to September 2005

Notes:

(1) J. Garfield MacVeigh is currently a director, officer or promoter of a total of five companies (including Paragon).
(2) David W. Adamson is currently a director, officer or promoter of a total of seven companies (including Paragon).
(3) William J. Cavalluzzo is currently an officer of three companies (including Paragon).
(4) Robert G. Lewis is currently a director, officer or promoter of two companies (including Paragon).

No one of the directors, officers or promoters of Paragon was a director, officer or promoter of any issuer during the period he was a director, officer or promoter of Paragon, struck from the applicable corporate registry, or whose securities were the subject of a cease trade or suspension order for a period of more than thirty consecutive days.

EXECUTIVE COMPENSATION

For the purposes of this Schedule, “Executive Officer” of Paragon means an individual who at any time during the year was the Chair or a Vice-Chair of Paragon; the President; the Chief Executive Officer, any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any officer of Paragon or any other individual who performed a policy-making function in respect of Paragon.

Summary Compensation Table

Paragon has not paid any compensation to any Executive Officers of Paragon since its incorporation.

Long Term Incentive Plan (LTIP) Awards

Paragon does not have LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of Paragon’s securities) was paid or distributed to the Executive Officer of Paragon during the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year

Paragon not granted any options since its date of incorporation to an Executive Officers of Paragon.

Termination of Employment, Change in Responsibility and Employment Contracts

Paragon has no compensatory plan, contract or arrangement whereby any Executive Officer of Paragon may be compensated in an amount exceeding $100,000, other than as disclosed herein, in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Paragon or a subsidiary or a change in the Executive Officers’ responsibilities following such a change of control.

Compensation of Directors

Paragon has no arrangements, standard or otherwise, pursuant to which directors are compensated by Paragon for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments.

PROPOSED EXECUTIVE COMPENSATION

The Executive Officers of Paragon currently are:

Michael Vande Guchte: President & CEO
William J. Cavalluzzo Vice President Investor Relations
J. Garfield MacVeigh: Vice President Exploration
Robert G. Lewis: Secretary & Chief Financial Officer

Each of the Executive Officers is either an employee of Rubicon or employee of Paragon. Upon completion of the Arrangement, Rubicon will invoice Paragon for time spent by the Rubicon executive officers on Paragon matters at a rate equal to Rubicon’s cost. The costs are estimated at $300,000 for the first year from the completion of the Arrangement. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Administration Expenses”.

PROPOSED PARAGON STOCK OPTION PLAN

On July 5, 2006, the directors of Paragon established, subject to approval by the Rubicon Shareholders and acceptance by the TSX-V, Paragon’s Stock Option Plan (the “Paragon Plan”). The maximum number of Paragon Common Shares reserved for issuance under the Paragon Plan is 20% of the issued and outstanding Paragon Common Shares as at the date of the initial listing of the Paragon Common Shares on the TSX-V. Rubicon is seeking shareholder approval of the Paragon Plan from Disinterested Shareholders of Rubicon at the Meeting pursuant to the policies of the TSX-V.

According to the TSX-V policies, shareholders must approve any stock option plan that could result at any time the number of shares reserved for issuance under stock options exceeding 10% of the issued Shares. An issuer must obtain disinterested shareholder approval of stock options if: (i) a stock option plan, together with all of the issuer’s previously established and outstanding stock option plans or grants, could result at any time in: (A) the number of shares reserved for issuance under the stock options granted to insiders exceeding 10% of the issued shares; (B) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or (C) in the case of a Tier 1 issuer only, the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares (Tier 2 Issuers may not grant more than 5% of the issued shares to any one optionee in a 12 month period); or (ii) the issuer is decreasing the exercise price of stock options previously granted to insiders. For the purposes of the policies of the TSX-V, an “Insider” is (i) a director or senior officer of Paragon, (ii) a director or senior officer of a company that is an insider or subsidiary of Paragon, (iii) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of Paragon, and (iv) Paragon itself, if it holds any of its own voting shares.

Outstanding Options

Upon completion of the Arrangement, it is expected that there will be stock options outstanding to purchase an aggregate of 1,801,062 Paragon Common Shares representing approximately 49.28% of the stock options available to be granted under the Paragon Plan and 9.86% of the issued and outstanding Paragon Common Shares based on the minimum Paragon Financing. This number of options includes Paragon Common Shares to be issued upon the exercise of the options granted by Rubicon which will be exchanged for Paragon Options under the Arrangement and rolled into the Paragon Plan and options granted to the directors, and officers of Paragon upon completion of the Arrangement. As of the date of this Circular, there are stock options available for granting which, if granted, would enable the holders to purchase an aggregate of 701,062 Paragon Common Shares, representing approximately 19.18% of the Paragon Common Shares reserved for the granting of stock options and 3.84% of the issued and outstanding Paragon Common Shares based on the minimum Paragon Financing.

Purpose of Plan

The purpose of the Paragon Plan is to provide an incentive to Paragon’s directors, senior officers, employees and consultants to continue their involvement with Paragon, to increase their efforts on Paragon’s behalf and to attract new employees. Paragon has also decided to implement the Paragon Plan at this time to provide additional incentive for any persons who becomes new directors, officers or employees as a result of the Arrangement.

General Description /Exchange Policies

The Paragon Plan will be administered by the Board of Directors of Paragon (in this section, the “Board”) or, if applicable, a committee (in this section, the “Committee”) appointed for such purpose by the Board. A full copy of the proposed form of Paragon Plan is available to Rubicon Shareholders upon request and will be available at the Meeting.

The following is a brief description of the principal terms of the Paragon Plan, which description is qualified in its entirety by the terms of the Paragon Plan:

1.
The maximum number of Paragon Common Shares that may be reserved for issuance of stock options granted under the Paragon Plan shall not exceed 20% of the issued capital of Paragon as at the date of the initial listing of the Paragon Common Shares on the TSX-V, which is to include all Paragon Common Shares which is reserved for issue for Paragon Options granted by Paragon prior to such date and the number of Paragon Common Shares reserved for issue pursuant to the exchange of Rubicon Option for Paragon Options. See “the Arrangement - Effect of Arrangement on Certain Outstanding Securities”.

2.
The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX-V. The current policies of the TSX-V provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Paragon Common Shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3.	Stock options under the Paragon Plan may be granted by the Board or the Committee to:

(a)	a senior officer, director or employee of Paragon or an affiliate of Paragon;

(b)
a consultant (other than an employee or director of Paragon) providing consulting, technical, management or other services to Paragon, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

(c)
an employee of a corporation providing management services to Paragon, which management services are required for the ongoing successful operation of the business enterprise of Paragon but excluding a person engaged in investor relations activities.

4.	The aggregate number of Paragon Common Shares that may be reserved for issuance under the Paragon Plan is restricted as follows:

(a)
the aggregate number of Paragon Common Shares that may be reserved for issuance for a stock option to any one individual in a 12 month period must not exceed 5% of the issued shares of Paragon at the time of grant of the stock option;

(b)	the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of Paragon at the time of grant of the stock option; and

(c)
the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of Paragon in any 12 month period, at the time of grant of the stock option.

5.
The term for exercise of stock options for listed companies designated as Tier 2 issuers on the TSX-V is a maximum of five years from the date of grant (or a maximum of ten years from the date of grant if the issuer is a Tier 1 issuer) provided that in the event of the optionee’s death and the expiry date of the stock option. In addition, if Paragon is classified as a Tier 2 issuer by the TSX-V, stock options may only be exercised until the earlier of the expiry date and a period of not more than 30 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to Paragon where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

6.	All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX-V.

7.	Any decrease in the exercise price of stock options previously granted to insiders requires approval by a “disinterested shareholder vote” prior to exercise of such re-priced stock options.

8.
Notwithstanding the date of expiration of the term of an option, the date of expiration of the term of an option will be adjusted, to take into account any black out period imposed on the optionee by Paragon as follows: (i) if the term expiration date falls within a black out period imposed on the optionee by Paragon, then the term expiration date is extended to the close of business on the tenth business day after the end of such black out period by Paragon (in this section, the “Black Out Expiration Term”); or (ii) if the term expiration date falls within two business days after the end of a black out period imposed on the optionee by Paragon, then the term expiration date is extended to the date which is the Black Out Expiration Term reduced by the number of business days between the term expiration date and the end of such black out period.

The Disinterested Shareholders of Rubicon will be asked at the Meeting to approve the Paragon Stock Option Plan Resolution in substantially the form set out on Schedule “F” attached to this Circular. In this regard, a total of 3,104,146 Rubicon Common will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon’s Disinterested Shareholders and the Rubicon Common Shares held by the directors, senior officers and their associates of Paragon. If the Plan is not approved by the Disinterested Shareholders of Rubicon, Paragon will not be in a position to offer increased incentives to its current or future directors, officers, employees and independent consultants.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF PARAGON

No director or senior officer of Paragon, proposed nominee for election as a director, or associate or affiliate of any such director or senior officer or proposed nominee, is or has been indebted to Paragon during the period from Paragon’s incorporation to the date of this Circular.

LISTING APPLICATION

An application has been made to have the Paragon Common Shares listed for trading on the TSX-V as a Tier 2 issuer as soon as possible after the Effective Date. Listing will be subject Paragon fulfilling all of the original listing requirements of the TSX-V. There are no assurances as to if, or when, the Paragon Common Shares will be listed or traded on the TSX-V indicated above, if ever.

RISK FACTORS

In evaluating the Arrangement, Paragon Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Paragon after the Effective Date. See Schedule “M” - Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular. These risk factors are not a definitive list of all risk factors associated with the business to be carried out by Paragon.

PROMOTERS

Rubicon is a promoter of Paragon within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding Paragon. Rubicon currently owns the single issued and outstanding Paragon Common share. Upon completion of the Arrangement, it is not expected that Rubicon will hold any Paragon Common Shares, other than the Paragon Common Shares and the Paragon Series A Warrant that Rubicon may acquire pursuant to the Paragon Financing. See Schedule “J”, “Information Concerning Paragon After the Arrangement - Funds Available - Private Placement”.

LEGAL PROCEEDINGS

Paragon is not a party to any material legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Circular, no current or proposed director, officer, principal shareholder or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected or will materially affect Paragon.

AUDITOR, REGISTRAR AND TRANSFER AGENT

Paragon’s Auditors are DeVisser Gray, Chartered Accountants of Suite 401, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

Paragon’s registrar and transfer agent is Computershare Investor Services Inc. of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. The registers of the Paragon Common Shares are located in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following will be the material contracts of Paragon following the Effective Date, other than those entered into in the ordinary courses of business that have been entered into within two years before the date of this Circular.

1.	Golden Promise Property Agreement between Rubicon and Crosshair Exploration dated May 1, 2006 (Golden Promise Property);

2.	Letter Agreement between William Mercer and Rubicon on the Golden Promise Property dated May 22, 2002 (Golden Promise Property);

3.	Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmel and Rubicon on the Tom Joe Property, NL dated August 4, 2003 (Golden Promise Property);

4.	Purchase and Royalty Letter Agreement between Stephen Courtenay and Newfoundland & Labrador Minerals Ltd. and Rubicon on the OB Property, NL dated June 14, 2004 (Golden Promise Property);

5.	Letter Agreement between Gary E. Lewis, Cyril M. Reid & Paul Chaffe and Rubicon Minerals Corporation and the B Property dated December 24, 2001 (JBP Linear Property);

6.	Letter Agreement between Al Keats, Kevin Keats & Peter Dimmel and Rubicon Minerals Corporation on the JBP Property, NL dated April 10, 2002 (JBP Linear Property);

7.	Purchase and Royalty Letter Agreement between Tom Lush and Rubicon Minerals Corporation on the Lush Property, NL dated August 11, 2003 (JBP Linear Property);

8.	Purchase and Royalty Letter Agreement between A.S.K Prospecting & Guiding Inc. and Rubicon Minerals Corporation on the Lake Douglas East Property, NL dated January 17, 2006;

9.	Purchase and Royalty Letter Agreement between A.S.K Prospecting & Guiding Inc. and Rubicon Minerals Corporation on the Lake Douglas West Property, NL dated January 17, 2006;

10.
Due Diligence Purchase and Royalty Letter Agreement on the Linear Property dated Sept. 30, 2005 as amended on April 10, 2006 between Rubicon, A.S.K. Prospecting & Guiding Inc. and Krinor Resources Inc.;

11.	Purchase and Royalty Letter Agreement on the Appleton Property dated March 10, 2005 between Rubicon, Tom Gosine and Alec Turpin;

12.	Amended Due Diligence Purchase and Royalty Letter Agreement on the Bowater Property dated September 26, 2005 between Rubicon, Gary Lewis and Paul Chafe;

13.
Victoria Lake Property Agreement dated February 14, 2003 as amended April 29, 2004 and November 16, 2004 between Rubicon and International Lima Resources Corp. (now Crosshair Exploration & Mining Corporation);

14.	Letter Agreement on the Victoria Lake 10188M Property dated May 18, 2005 between Rubicon, Al Keats and Kevin Keats;

15.	Victoria Lake 10188M Property - Land Offering - License 11060M dated April 24, 2006 between Rubicon and Crosshair Exploration & Mining Corporation.

16.	Letter Agreement on the Stares Property dated November 9, 2001 as amended on October 14, 2004, November 11, 2005 and June 15, 2006 between Rubicon, Robert Stares and Alex Stares; and

17.	Due Diligence Purchase and Royalty Letter Agreement on the Harpoon Property dated November 23, 2004 between Rubicon, Al Keats and Kevin Keats.

The material contracts described above may be inspected at the head office of Paragon at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, during normal business hours prior to the meeting and for a period of 60 days thereafter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.